United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

         , 2012

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

(Check One) Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

(Check One) Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

(Check One) Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

(Check One) Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-      .

Condensed Interim Financial Statements

September 30, 2012

IFRS

Filed at CVM, SEC and HKEx on

October 24, 2012

(A free translation from the original in Portuguese)

Vale S.A.

Condensed Interim Financial Statements Index

Page
Report on Review of Condensed Interim Accounting Information	3

Consolidated and Parent Company Condensed Interim Statement of Financial Position as of September 30, 2012 and December 31, 2011	5

Consolidated Condensed Interim Statement of Profit or Loss for the three-months period ended September 30, 2012, June 30, 2012 and September 30, 2011 and nine-month period ended September 30, 2012 and September 30, 2011	7

Parent Company Condensed Interim Statement of Profit or Loss for the three-months period ended September 30, 2012, June 30, 2012 and September 30, 2011 and nine-month period ended September 30, 2012 and September 30, 2011	8

Consolidated and Parent Company Condensed Interim Statement of Other Comprehensive Income for the three-months period ended September 30, 2012, June 30, 2012 and September 30, 2011 and nine-month period ended September 30, 2012 and September 30, 2011	9

Condensed Interim Statement of Changes in Equity for the three-months period ended September 30, 2012 and September 30, 2011	10

Consolidated Condensed Interim Statement of Cash Flows for the three-months period ended September 30, 2012, June 30, 2012 and September 30, 2011 and nine-month period ended September 30, 2012 and September 30, 2011	11

Parent Company Condensed Interim Statement of Cash Flows for the nine-month period ended September 30, 2012 and September 30, 2011	12

Consolidated Condensed Interim Statement of Added Value for the three-months period ended September 30, 2012, June 30, 2012 and September 30, 2011 and nine-month period ended September 30, 2012 and September 30, 2011	13

Parent Company Condensed Interim Statement of Added Value for the nine-month period ended September 30, 2012 and September 30, 2011	14

Notes to the Consolidated Condensed Interim Financial Statements	15

(A free translation from the original in Portuguese)

Report on review of condensed
interim accounting information

To the Board of Directors and Shareholders

Vale S.A.

Introduction

We have reviewed the accompanying balance sheet of Vale S.A. (the “Company”) as of September 30, 2012 and the related statements of income and comprehensive income for the quarter and nine-month periods then ended, and the statements of changes in equity and cash flows for the nine-month period then ended.

We have also reviewed the accompanying consolidated balance sheet of Vale S.A. and its subsidiaries (“Consolidated”) as of September 30, 2012, and the related consolidated statements of income and comprehensive income for the quarter and nine-month periods then ended, and the statements of changes in equity and cash flows for the nine-month period then ended.

Management is responsible for the preparation and fair presentation of the Company condensed interim accounting information in accordance with accounting standard CPC 21, Demonstração intermediária, issued by the Brazilian Accounting Pronouncements Committee (CPC), and for the consolidated condensed interim accounting information in accordance with CPC 21 and International Accounting Standard (IAS) 34 - Interim Financial Reporting, of the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these condensed interim accounting information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

(A free translation from the original in Portuguese)

Conclusion on the condensed
interim accounting information

Based on our review, nothing has come to our attention that causes us to believe that the condensed interim accounting information of the Company referred to above are not prepared, in all material respects, in accordance with CPC 21 applicable to the preparation of the interim accounting information.

Conclusion on the consolidated condensed

interim accounting information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated condensed interim accounting information referred to above are not prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of the interim accounting information.

Other matters

Interim statements of value added

We have also reviewed the Company and consolidated interim statements of value added for the nine-month period ended September 30, 2012, presented as supplementary information. These statements have been subjected to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they are not properly prepared, in all material respects, in relation to the condensed interim accounting information taken as a whole.

Rio de Janeiro, October 24, 2012

/S/PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5 “F” RJ

João César de Oliveira Lima Júnior

Contador CRC 1RJ077431/O-8

(A free translation from the original in Portuguese)

Interim Condensed Statement of Financial Position

In millions of Brazilian reais

		Consolidated		Parent Company
	Notes	September 30, 2012	December 31, 2011 (I)	September 30, 2012	December 31, 2011
		(unaudited)		(unaudited)
Assets
Current assets
Cash and cash equivalents	8	16,105,087	6,593,177	6,430,634	574,787
Short-term investments	9	1,387,283	—	—	—
Derivatives at fair value	26	568,770	1,111,744	372,082	573,732
Accounts receivable	10	13,420,994	15,888,807	22,040,321	15,808,849
Related parties	31	599,872	153,738	1,327,660	2,561,308
Inventories	11	10,434,050	9,833,050	3,375,497	3,182,738
Recoverable taxes	13	3,627,827	4,190,141	1,065,018	2,316,532
Advances to suppliers		486,642	733,382	254,632	381,768
Others		2,380,295	1,646,824	692,058	183,394
		49,010,820	40,150,863	35,557,902	25,583,108

Non-current Assets held for sale	12	1,597,101	—	—	—
		50,607,921	40,150,863	35,557,902	25,583,108
Non-current assets

Related parties	31	1,101,755	904,172	817,471	445,769
Loans and financing agreements to receive		362,018	399,277	170,425	158,195
Prepaid expenses		349,224	426,252	93,809	16,643
Judicial deposits	19	3,100,517	2,734,599	2,422,943	2,091,492
Deferred income tax and social contribution	21	5,013,850	3,538,830	3,178,574	2,108,558
Recoverable taxes	13	1,388,243	1,097,134	251,713	201,226
Derivatives at fair value	26	31,048	112,253	2,080	96,262
Reinvestment tax incentive		21,335	428,750	21,335	428,750
Others		672,281	668,940	95,609	371,620
		12,040,271	10,310,207	7,053,959	5,918,515

Investments	14	16,601,314	14,984,038	127,059,624	113,149,994
Intangible assets	15	18,655,437	17,788,581	14,577,850	13,973,730
Property, plant and equipment, net	16	174,360,140	153,854,863	63,979,604	55,503,193
		221,657,162	196,937,689	212,671,037	188,545,432

Total assets		272,265,083	237,088,552	248,228,939	214,128,540

(I) Period adjusted according to note 3.

(A free translation from the original in Portuguese)

Interim Condensed Statement of Financial Position

In millions of Brazilian reais, except number of shares

(continued)

		Consolidated		Parent Company
	Notes	September 30, 2012	December 31, 2011 (I)	September 30, 2012	December 31, 2011
		(unaudited)		(unaudited)
Liabilities
Current liabilities
Suppliers and contractors		9,227,404	8,851,220	4,363,343	3,503,577
Payroll and related charges		2,151,717	2,442,255	1,273,882	1,581,782
Derivatives at fair value	26	240,459	135,697	212,267	117,470
Current portion of long-term debt	18	3,111,224	2,807,280	1,238,286	891,654
Short-term debt	18	1,023,624	40,044	1,023,624	—
Related parties	31	400,040	42,907	6,727,779	4,959,017
Taxes payable and royalties		1,340,951	978,915	907,458	329,680
Provision for income taxes		1,097,959	955,342	741,270	—
Employee post retirement benefits obligations	22	224,674	316,061	51,552	140,508
Railway sub-concession agreement payable		131,690	123,308	—	—
Provision for asset retirement obligations	20	129,238	136,436	13,615	20,507
Dividends and interest on capital		—	2,207,101	—	2,207,101
Others		1,801,053	1,650,194	322,007	400,023
		20,880,033	20,686,760	16,875,083	14,151,319

Liabilities directly associated with assets held for sale	12	78,235	—	—	—
		20,958,268	20,686,760	16,875,083	14,151,319
Non-current liabilities
Derivatives at fair value	26	1,961,495	1,238,542	1,579,647	953,357
Long-term debt	18	54,487,997	40,224,674	26,983,252	18,595,793
Related parties	31	164,679	170,616	29,400,451	28,654,132
Employee post retirement benefits obligations	22	3,128,143	2,845,725	81,457	406,330
Provisions for contingencies	19	4,631,109	3,144,740	3,267,940	1,927,686
Deferred income tax and social contribution	21	8,215,300	10,613,773	—	—
Asset retirement obligations	20	3,914,811	3,427,294	1,223,312	1,094,824
Stockholders’ Debentures	30	3,479,601	2,495,995	3,479,601	2,495,995
Redeemable noncontrolling interest		743,929	942,668	—	—
Others		3,992,277	4,617,145	1,830,707	2,373,706
		84,719,341	69,721,172	67,846,367	56,501,823
Total liabilities		105,677,609	90,407,932	84,721,450	70,653,142

Stockholders’ equity	25
Preferred class A stock - 7,200,000,000 no-par-value shares authorized and 2,108,579,618 (2011 - 2,108,579,618) issued		29,475,211	29,475,211	29,475,211	29,475,211
Common stock - 3,600,000,000 no-par-value shares authorized and 3,256,724,482 (2011 - 3,256,724,482) issued		45,524,789	45,524,789	45,524,789	45,524,789
Mandatorily convertible votes - common shares		—	359,649	—	359,649
Mandatorily convertible votes - preferred shares		—	796,162	—	796,162
Treasury stock - 140,857,692 (2011 - 181,099,814) preferred and 71,071,482 (2011 - 86,911,207) common shares		(7,839,512)	(9,918,541)	(7,839,512)	(9,918,541)
Results from operations with noncontrolling stockholders		(454,391)	(70,706)	(454,391)	(70,706)
Unrealized fair value gain (losses)		(1,056,190)	219,556	(1,056,190)	219,556
Cumulative translation adjustments		7,663,344	(1,016,710)	7,663,344	(1,016,710)
Retained earnings		90,194,238	78,105,988	90,194,238	78,105,988
Total company stockholders’ equity		163,507,489	143,475,398	163,507,489	143,475,398
Noncontrolling interests		3,079,985	3,205,222	—	—
Total stockholders’ equity		166,587,474	146,680,620	163,507,489	143,475,398
Total liabilities and stockholders’ equity		272,265,083	237,088,552	248,228,939	214,128,540

(I) Period adjusted according to note 3.

The accompanying notes are an integral part of these interim financial statements.

(A free translation from the original in Portuguese)

Consolidated Condensed Interim Statement of Income

In millions of Brazilian reais, except as otherwise stated

(unaudited)

		Three-month period ended			Nine-month period ended
	Notes	September 30, 2012	June 30, 2012	September 30, 2011 (I)	September 30, 2012	September 30, 2011 (I)
Net operating revenue		21,759,665	23,404,891	26,786,458	64,755,730	72,718,246
Cost of goods solds and services rendered	28	(12,364,942)	(11,670,292)	(10,114,587)	(34,084,617)	(28,406,264)
Gross profit		9,394,723	11,734,599	16,671,871	30,671,113	44,311,982

Operating (expenses) income
Selling and administrative expenses	28	(1,052,842)	(1,206,725)	(1,082,079)	(3,193,970)	(2,473,694)
Research and development expenses	28	(730,548)	(707,938)	(718,993)	(1,965,043)	(1,867,868)
Other operating expenses, net	28	(2,171,651)	(1,223,388)	(1,205,769)	(4,586,357)	(3,028,280)
Realized gain (loss) on non-current assets held for sales		—	(768,236)	—	(768,236)	2,492,175
		(3,955,041)	(3,906,287)	(3,006,841)	(10,513,606)	(4,877,667)
Operating profit		5,439,682	7,828,312	13,665,030	20,157,507	39,434,315

Financial income	29	320,230	421,320	968,997	2,221,705	3,956,325
Financial expenses	29	(2,164,966)	(5,565,703)	(6,848,192)	(8,989,435)	(9,207,992)
Equity results from associates	14	313,869	309,600	445,576	1,060,489	1,562,796
Income before income tax and social contribution		3,908,815	2,993,529	8,231,411	14,450,266	35,745,444
Income tax and social contribution

Current tax	21	(2,184,592)	(99,724)	(1,890,865)	(3,720,046)	(7,223,510)
Deferred
Deferred of period	21	1,438,024	(246,951)	1,511,443	1,696,210	712,786
Reversal of Deferred Income Tax liabilities (see note 7.a.)		—	2,533,411	—	2,533,411	—
		(746,568)	2,186,736	(379,422)	509,575	(6,510,724)
Net income of the period		3,162,247	5,180,265	7,851,989	14,959,841	29,234,720

Loss attributable to non-controlling interests		(165,836)	(133,401)	(40,947)	(402,308)	(224,558)
Net income attributable to the Company’s stockholders		3,328,083	5,313,666	7,892,936	15,362,149	29,459,278

Earnings per share attributable to the Company’s stockholders:
Basic earnings per share:
Preferred share and Common		0.65	1.04	1.50	3.01	5.59

Diluted earnings per share:
Preferred share and Common		0.65	1.04	1.50	3.01	5.59

(I) Period adjusted according to note 3.

The accompanying notes are an integral part of these interim financial statements.

(A free translation from the original in Portuguese)

Parent Company Condensed Interim Statement of Profit or Loss

In millions of Brazilian reais, except as otherwise stated

(unaudited)

		Three-month period ended			Nine-month period ended
	Notes	September 30, 2012	June 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Net operating revenue		15,641,600	15,814,484	18,521,131	43,345,316	48,561,618
Cost of goods sold and services rendered	28	(6,417,511)	(6,152,652)	(5,360,402)	(17,932,004)	(15,069,148)
Gross profit		9,224,089	9,661,832	13,160,729	25,413,312	33,492,470

Operating (expenses) income
Selling and administrative expenses	28	(557,722)	(585,409)	(525,722)	(1,701,925)	(1,328,649)
Research and development expenses	28	(398,002)	(377,991)	(358,314)	(1,063,698)	(978,218)
Other operating expenses, net	28	(1,364,673)	(248,514)	(420,289)	(2,131,135)	(1,061,783)
Equity results from subsidiaries	14	(1,133,509)	2,541,697	788,433	3,427,243	4,684,692
Realized gain (loss) on non-current assets held for sales (equity on parent company) (*)		—	(768,236)	—	(768,236)	2,492,175
		(3,453,906)	561,547	(515,892)	(2,237,751)	3,808,217
Operating profit		5,770,183	10,223,379	12,644,837	23,175,561	37,300,687

Financial income	29	163,086	125,001	543,785	1,412,091	1,949,115
Financial expenses	29	(2,151,974)	(4,906,017)	(5,788,313)	(8,334,246)	(6,715,022)
Equity results from joint controlled entities and associates	14	313,869	309,600	445,576	1,060,489	1,562,796
Income before income tax and social contribution		4,095,164	5,751,963	7,845,885	17,313,895	34,097,576

Income tax and social contribution
Current	21	(1,809,288)	(11,346)	(1,265,834)	(3,012,559)	(5,329,343)
Deferred	21	1,042,207	(426,951)	1,312,885	1,060,813	691,045
		(767,081)	(438,297)	47,051	(1,951,746)	(4,638,298)
Net income of the period		3,328,083	5,313,666	7,892,936	15,362,149	29,459,278

Earnings per share:
Basic earnings per share:
Preferred share and Common		0.65	1.04	1.50	3.01	5.59

Diluted earnings per share:
Preferred share and Common		0.65	1.04	1.50	3.01	5.59

(*)  Except for the loss of R$ 721,808 in 2012 about coal assets sale.

The accompanying notes are an integral part of these interim financial statements.

(A free translation from the original in Portuguese)

Condensed Interim Statement of Other Comprehensive Income

In millions of Brazilian reais

(unaudited)

	Consolidated
	Three-month period ended			Nine-month period ended
	September 30, 2012	June 30, 2012	September 30, 2011 (I)	September 30, 2012	September 30, 2011 (I)
Net income	3,162,247	5,180,265	7,851,989	14,959,841	29,234,720
Other comprehensive income
Cumulative translation adjustments	2,714,400	7,403,029	11,228,250	9,015,530	7,545,109

Unrealized gain (loss) on available-for-sale investments
Gross balance as of the period/year ended	3,766	(3,946)	(299)	(878)	4,285
Tax benefit (expense)	(801)	—	—	(801)	—
	2,965	(3,946)	(299)	(1,679)	4,285
Cash flow hedge
Gross balance as of the period/year ended	62,899	(274,755)	214,528	(170,771)	480,946
Tax benefit (expense)	(32,726)	57,284	43,659	(2,340)	11,658
	30,173	(217,471)	258,187	(173,111)	492,604
Total comprehensive income of the period	5,909,785	12,361,877	19,338,127	23,800,581	37,276,718

Comprehensive income attributable to noncontrolling interests	(93,035)	188,907	478,884	(66,832)	43,622
Comprehensive income attributable to the Company’s stockholders	6,002,820	12,172,970	18,859,243	23,867,413	37,233,096
	5,909,785	12,361,877	19,338,127	23,800,581	37,276,718

	Parent Company
	Three-month period ended			Nine-month period ended
	September 30, 2012	June 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Net income	3,328,083	5,313,666	7,892,936	15,362,149	29,459,278
Other comprehensive income
Cumulative translation adjustments	2,641,599	7,080,721	10,708,419	8,680,054	7,278,129

Unrealized gain (loss) on available-for-sale investments
Gross balance as of the period/year ended	3,766	(3,946)	(299)	(878)	4,285
Tax benefit (expense)	(801)	—	—	(801)	—
	2,965	(3,946)	(299)	(1,679)	4,285
Cash flow hedge
Gross balance as of the period/year ended	62,899	(274,755)	214,528	(170,771)	479,746
Tax benefit (expense)	(32,726)	57,284	43,659	(2,340)	11,658
	30,173	(217,471)	258,187	(173,111)	491,404
Total comprehensive income of the period	6,002,820	12,172,970	18,859,243	23,867,413	37,233,096

(I) Period adjusted according to note 3.

The accompanying notes are an integral part of these interim financial statements.

(A free translation from the original in Portuguese)

Condensed Interim Statement of Changes in Equity

In millions of Brazilian reais

(unaudited)

	Nine-month period ended
							Gain (loss) from
		Results in the	Mandatorily			Unrealized fair	operation with	Cumulative		Total Company	Noncontrolling	Total
		translation of	convertible	Revenue		value gain	noncontrolling	translation	Retained	stockholder’s	stockholders’s	stockholder’s
	Capital	shares	notes	reserves	Treasury stock	(losses)	stockholders	adjustment	earnings	equity	interests	equity
January 01, 2011	50,000,000	1,867,210	1,441,576	72,487,917	(4,826,127)	(25,383)	685,035	(9,512,225)	—	112,118,003	4,216,603	116,334,606
Net income of the period	—	—	—	—	—	—	—	—	29,459,278	29,459,278	(224,558)	29,234,720
Capitalization of reserves	25,000,000	(1,867,210)	—	(23,132,790)	—	—	—	—	—	—	—	—
Capitalization of noncontrolling stockholders advances	—	—	—	—	—	—	—	—	—	—	33,593	33,593
Gain on conversion of shares	—	—	—	—	(3,320,125)	—	—	—	—	(3,320,125)	—	(3,320,125)
Additional remuneration for mandatorily convertible notes	—	—	(115,896)	—	—	—	—	—	—	(115,896)	—	(115,896)
Cash flow hedge, net of taxes	—	—	—	—	—	491,404	—	—	—	491,404	1,200	492,604
Unrealized results on valuation at market	—	—	—	—	—	4,285	—	—	—	4,285	—	4,285
Translation adjustments for the period	—	—	—	—	—	—	—	7,278,129	—	7,278,129	266,980	7,545,109
Dividends to noncontrolling stockholders	—	—	—	—	—	—	—	—	—	—	(104,203)	(104,203)
Redeemable noncontrolling stockholders’ interest	—	—	—	—	—	—	—	—	—	—	255,961	255,961
Acquisitions and disposal of noncontrolling stockholders	—	—	—	—	—	—	—	—	—	—	193,788	193,788
Interim dividends	—	—	—	—	—	—	—	—	(4,854,900)	(4,854,900)	—	(4,854,900)
September 30, 2011	75,000,000	—	1,325,680	49,355,127	(8,146,252)	470,306	685,035	(2,234,096)	24,604,378	141,060,178	4,639,364	145,699,542

January 01, 2012	75,000,000	—	1,155,811	78,105,988	(9,918,541)	219,556	(70,706)	(1,016,710)	—	143,475,398	3,205,222	146,680,620
Net income of the period	—	—	—	—	—	—	—	—	15,362,149	15,362,149	(402,308)	14,959,841
Capitalization of noncontrolling stockholders advances	—	—	—	—	—	—	—	—	—	—	58,351	58,351
Repurchase of convertible notes	—	—	—	—	11	—	—	—	—	11	—	11
Remuneration for mandatorily convertible notes	—	—	(128,231)	—	—	—	—	—	—	(128,231)	—	(128,231)
Cash flow hedge, net of taxes	—	—	—	—	—	(173,111)	—	—	—	(173,111)	—	(173,111)
Unrealized results on valuation at market	—	—	—	—	—	(1,679)	—	—	—	(1,679)	—	(1,679)
Currency translation adjustments of the period	—	—	—	—	—	—	—	8,680,054	—	8,680,054	335,476	9,015,530
Dividends to noncontrolling stockholders	—	—	—	—	—	—	—	—	—	—	(123,076)	(123,076)
Redeemable noncontrolling stockholders’ interest	—	—	—	—	—	—	—	—	—	—	262,381	262,381
Acquisitions and disposal of noncontrolling stockholders	—	—	—	—	—	—	(433,203)	—	—	(433,203)	(256,061)	(689,264)
Gain on conversion of shares	—	49,518	(1,027,580)	—	2,079,018	(1,100,956)	—	—	—	—	—	—
Destination of earnings:
Additional remuneration proposed	—	—	—	—	—	—	—	—	(3,273,899)	(3,273,899)	—	(3,273,899)
September 30, 2012	75,000,000	49,518	—	78,105,988	(7,839,512)	(1,056,190)	(503,909)	7,663,344	12,088,250	163,507,489	3,079,985	166,587,474

The accompanying notes are an integral part of these interim financial statements.

(A free translation from the original in Portuguese)

Consolidated Condensed Interim Statement of Cash Flows

In millions of Brazilian reais

(unaudited)

	Three-month period ended			Nine-month period ended
	September 30, 2012	June 30, 2012	September 30, 2011 (I)	September 30, 2012	September 30, 2011 (I)
Cash flow from operating activities:
Net income	3,162,247	5,180,265	7,851,989	14,959,841	29,234,720
Adjustments to reconcile net income to cash from operations
Results of equity investments	(313,869)	(309,600)	(445,576)	(1,060,489)	(1,562,796)
Realized gain on assets held for sale	—	768,236	—	768,236	(2,492,175)
Depreciation, amortization and depletion	2,090,709	2,039,983	1,588,179	5,928,454	4,601,468
Deferred income tax and social contribution	(1,438,024)	246,951	(1,511,443)	(1,696,210)	(712,786)
reversal of deferred income tax	—	(2,533,411)	—	(2,533,411)	—
Foreign exchange and indexation (gain) losses, net	1,303,529	861,528	2,280,959	1,796,734	3,222,817
Loss on disposal of property, plant and equipment	127,136	360,132	43,582	568,831	367,840
Unrealized derivative (gains) losses, net	193,138	1,257,978	1,124,762	1,257,057	414,944
Others	(113,670)	(341,989)	49,225	(459,645)	(136,870)
Decrease (increase) in assets:
Accounts receivable from customers	1,633,113	342,482	(1,253,686)	3,455,235	(2,196,029)
Inventories	(404,629)	308,788	(515,955)	(799,634)	(1,885,284)
Recoverable taxes	931,588	(760,127)	(179,788)	832,019	(508,212)
Others	727,308	(106,453)	(568,504)	584,526	(390,785)
Increase (decrease) in liabilities:
Suppliers and contractors	829,348	555,936	1,552,618	607,258	2,283,821
Payroll and related charges	162,019	575,051	419,706	(319,115)	128,822
Taxes and contributions	1,662,975	(202,965)	(4,439,972)	456,297	(3,829,286)
Others	1,619,246	467,087	(374,666)	2,177,376	384,295
Net cash provided by operating activities	12,172,164	8,709,872	5,621,430	26,523,360	26,924,504

Cash flow from investing activities:
Short-term investments	(1,387,283)	—	—	(1,387,283)	2,987,497
Loans and advances	642,196	18,621	395,452	595,187	92,107
Guarantees and deposits	(20,266)	(155,396)	(44,931)	(196,129)	(344,481)
Additions to investments	(86,285)	(83,670)	(44,447)	(543,461)	(1,103,358)
Additions to property, plant and equipment	(10,662,908)	(6,541,223)	(5,013,419)	(22,440,287)	(15,250,948)
Dividends/interest on capital received from Joint controlled entities and associates	50,890	225,645	434,925	383,894	1,394,438
Proceeds from disposal of investments held for sale	—	745,028	—	745,028	1,794,985
Net cash used in investing activities	(11,463,656)	(5,790,995)	(4,272,420)	(22,843,051)	(10,429,760)

Cash flow from financing activities:
Short-term debt
Additions	113,377	44,344	32,714	1,067,075	2,313,389
Repayments	—	—	(103,048)	(75,814)	(1,601,167)
Long-term debt	7,637,533	3,430,426	816,890	12,883,064	1,995,138
Repayments:
Financial institutions	(491,299)	(995,720)	(944,597)	(1,599,405)	(4,512,469)
Dividends and interest on capital paid to stockholders	—	(5,481,000)	(4,854,900)	(5,481,000)	(9,792,476)
Dividends and interest on capital attributed to noncontrolling interest	—	(69,773)	—	(69,773)	—
Transactions with noncontrolling stockholders	—	(847,546)	—	(980,406)	—
Treasury stock	—	—	(3,320,125)	—	(3,320,125)
Net cash provided by (used in) financing activities	7,259,611	(3,919,269)	(8,373,066)	5,743,741	(14,917,710)

Increase (decrease) in cash and cash equivalents	7,968,119	(1,000,392)	(7,024,056)	9,424,050	1,577,034
Cash and cash equivalents of cash, beginning of the period	8,117,669	9,010,806	20,638,835	6,593,177	12,175,282
Effect of exchange rate changes on cash and cash equivalents	19,299	107,255	409,484	87,860	271,947
Cash and cash equivalents, end of the period	16,105,087	8,117,669	14,024,263	16,105,087	14,024,263
Cash paid during the period for:
Short-term interest	—	—	(820)	(2,438)	(3,820)
Long-term interest	(631,720)	(695,038)	(369,671)	(1,908,808)	(1,538,157)
Income tax and social contribution	(104,901)	(550,112)	(6,685,196)	(1,807,700)	(10,126,443)
Inflows during the period:
Non-cash transactions:
Additions to property, plant and equipment - interest capitalization	69,110	149,191	89,576	317,486	253,695

(I) Period adjusted according to note 3.

The accompanying notes are an integral part of these interim financial statements.

(A free translation from the original in Portuguese)

Parent Company Condensed Interim Statement of Cash Flows

In millions of Brazilian reais

(unaudited)

	Nine-month period ended
	September 30, 2012	September 30, 2011
Cash flow from operating activities:
Net income	15,362,149	29,459,278
Adjustments to reconcile net income to cash from operations
Results of equity investments	(4,441,304)	(6,247,488)
Realized gain on assets held for sale	721,808	(2,492,175)
Depreciation, amortization and depletion	1,904,823	1,433,620
Deferred income tax and social contribution	(1,060,813)	(691,045)
Foreign exchange and indexation (gain) losses, net	3,007,134	6,629,779
Loss on disposal of property, plant and equipment	129,982	290,142
Unrealized derivative (gains) losses, net	989,854	211,696
Dividends / interest on capital received from subsidiaries	308,137	1,538,190
Others	(521,673)	218,858
Decrease (increase) in assets:
Accounts receivable from customers	(6,231,473)	90,803
Inventories	31,979	(450,263)
Recoverable taxes	1,201,027	(328,130)
Others	1,269,313	45,715
Increase (decrease) in liabilities:
Suppliers and contractors	859,773	736,017
Payroll and related charges	(307,901)	34,866
Taxes and contributions	1,294,726	(5,428,372)
Others	1,872,906	31,131
Net cash provided by operating activities	16,390,447	25,082,622

Cash flow from investing activities:
Loans and advances	1,583,131	204,681
Guarantees and deposits	(209,301)	55,293
Additions to investments	(4,915,245)	(2,329,209)
Additions to property, plant and equipment	(10,692,339)	(9,615,362)
Proceeds from disposal of investments held for sale	745,028	—
Net cash used in investing activities	(13,488,726)	(11,684,597)

Cash flow from financing activities:
Short-term debt
Additions	987,224	1,054,457
Repayments	(3,218,566)	(4,682,177)
Long-term debt
Additions	11,120,938	3,375,976
Repayments:
Financial institutions	(454,470)	(769,702)
Dividends and interest on capital attributed to noncontrolling interest	(5,481,000)	(9,699,000)
Treasury stock	—	(3,320,125)
Net cash provided by (used in) financing activities	2,954,126	(14,040,571)

Increase (decrease) in cash and cash equivalents	5,855,847	(642,546)
Cash and cash equivalents of cash, beginning of the period	574,787	4,823,377
Cash and cash equivalents, end of the period	6,430,634	4,180,831
Cash paid during the period for:
Short-term interest	(1,860)	(1,173)
Long-term interest	(1,891,591)	(1,517,800)
Income tax and social contribution	(311,766)	(8,443,748)
Inflows during the period:
Non-cash transactions:
Additions to property, plant and equipment - interest capitalization	27,562	63,029

The accompanying notes are an integral part of these interim financial statements.

(A free translation from the original in Portuguese)

Consolidated Condensed Interim Statement of Added Value

In millions of Brazilian reais

(unaudited)

	Consolidated
	Three-month period ended			Nine-month period ended
	September 30, 2012	June 30, 2012	September 30, 2011 (I)	September 30, 2012	September 30, 2011 (I)
Generation of added value
Gross revenue
Revenue from products and services	22,241,089	23,909,480	27,407,149	66,245,922	74,465,944
Gain (loss) on realization of assets available for sale	—	(768,236)	—	(768,236)	2,492,175
Other revenue	(6,675)	4,806	15,047	(2,007)	13,545
Revenue from the construction of own assets	11,408,354	4,590,133	9,280,656	21,047,587	18,785,458
Allowance for doubtful accounts	29,363	(22,137)	(18,650)	10,098	(16,354)
Less:
Acquisition of products	(526,142)	(745,475)	(992,317)	(2,032,277)	(2,623,044)
Outsourced services	(6,203,936)	(4,170,561)	(4,976,748)	(14,043,219)	(11,375,181)
Materials	(9,430,037)	(4,458,062)	(8,461,602)	(18,404,008)	(19,632,441)
Fuel oil and gas	(1,307,528)	(1,031,255)	(938,629)	(3,195,619)	(2,681,856)
Energy	(457,596)	(419,082)	(387,261)	(1,272,599)	(1,209,937)
Other costs and expenses	(3,915,430)	(2,898,657)	(2,986,977)	(9,125,486)	(7,695,814)
Gross added value	11,831,462	13,990,954	17,940,668	38,460,156	50,522,495

Depreciation, amortization and depletion	(2,090,709)	(2,039,983)	(1,588,179)	(5,928,454)	(4,601,468)
Net added value	9,740,753	11,950,971	16,352,489	32,531,702	45,921,027

Received from third parties
Financial income	301,047	346,939	668,198	1,383,405	2,434,424
Equity results	313,869	309,600	445,576	1,060,489	1,562,796
Total added value to be distributed	10,355,669	12,607,510	17,466,263	34,975,596	49,918,247

Personnel	2,129,495	2,001,598	1,712,311	6,234,979	5,060,079
Taxes, rates and contribution	2,171,576	2,121,061	975,148	6,139,216	1,426,633
Current income tax	2,184,592	99,724	1,890,865	3,720,046	7,223,510
Deferred income tax	(1,438,024)	(2,286,460)	(1,511,443)	(4,229,621)	(712,786)
Remuneration of debt capital	1,541,478	2,032,760	2,704,116	4,666,607	4,661,269
Monetary and exchange changes, net	604,305	3,458,562	3,843,277	3,484,528	3,024,822
Net income attributable to the Company’s stockholders	3,328,083	5,313,666	7,892,936	15,362,149	29,459,278
Loss attributable to noncontrolling interest	(165,836)	(133,401)	(40,947)	(402,308)	(224,558)
Distribution of added value	10,355,669	12,607,510	17,466,263	34,975,596	49,918,247

(I) Period adjusted according to note 3.

The accompanying notes are an integral part of these interim financial statements.

(A free translation from the original in Portuguese)

Parent Company Condensed Interim Statement of Added Value

In millions of Brazilian reais

(unaudited)

	Parent Company
	Nine-month period ended
	September 30, 2012	September 30, 2011
Generation of added value
Gross revenue
Revenue from products and services	44,150,848	49,724,402
Gain (loss) on realization of assets available for sale	(721,808)	2,492,175
Revenue from the construction of own assets	11,159,876	9,770,160
Allowance for doubtful accounts	7,465	(3,465)
Less:
Acquisition of products	(1,146,980)	(1,655,293)
Outsourced services	(8,147,118)	(6,418,130)
Materials	(8,694,655)	(9,303,777)
Fuel oil and gas	(1,778,303)	(1,461,639)
Energy	(869,752)	(602,904)
Other costs and expenses	(4,798,974)	(3,350,269)
Gross added value	29,160,599	39,191,260

Depreciation, amortization and depletion	(1,904,823)	(1,433,620)
Net added value	27,255,776	37,757,640

Received from third parties
Financial income	711,396	889,790
Equity results	4,441,304	6,247,488
Total added value to be distributed	32,408,476	44,894,918

Personnel	3,426,869	2,790,348
Taxes, rates and contribution	4,034,161	2,351,297
Current income tax	3,012,559	5,329,343
Deferred income tax	(1,060,813)	(691,045)
Remuneration of debt capital	4,025,813	2,762,037
Monetary and exchange changes, net	3,607,738	2,893,660
Net income attributable to the Company’s stockholders	15,362,149	29,459,278
Distribution of added value	32,408,476	44,894,918

The accompanying notes are an integral part of these interim financial statements.

(A free translation from the original in Portuguese)

Notes to Interim Financial Statements

Expressed in millions of Brazilian Reais, unless otherwise stated

1-            Operational Context

Vale S.A. (“Vale” or “Parent Company”) is a Public Limited Liability Company with its headquarters in the city of Rio de Janeiro, Graça Aranha Avenue, 26, Downtown, State of Rio de Janeiro, Brazil and has its securities traded on the stock exchanges in Sao Paulo (“BM&F and BOVESPA”), New York (“NYSE”), Paris (“NYSE Euronext”) and Hong Kong (“HKEx”).

The Company and its direct and indirect subsidiaries (“Group” or “Company”) is principally engaged in the research, production and marketing of iron ore and pellets, nickel, fertilizer, copper, coal, manganese, iron alloys, cobalt, platinum group metals and precious metals. In addition, it operates in the segments of energy, logistics and steel.

The main consolidated operating subsidiaries are:

Entities	% ownership	% voting capital	Location	Principal activity
Subsidiaries

Compañia Minera Miski Mayo S.A.C	40.00	51.00	Peru	Fertilizers
Ferrovia Centro-Atlântica S. A.	99.99	99.99	Brazil	Logistics
Ferrovia Norte Sul S.A.	100.00	100.00	Brazil	Logistics
Mineração Corumbaense Reunida S.A.	100.00	100.00	Brazil	Iron ore and Manganese
PT Vale Indonesia Tbk	59.20	59.20	Indonesia	Nickel
Sociedad Contractual Minera Tres Valles	90.00	90.00	Chile	Copper
Vale Australia Pty Ltd.	100.00	100.00	Australia	Coal
Vale Canada Limited	100.00	100.00	Canada	Nickel
Vale Fertilizantes S.A	100.00	100.00	Brazil	Fertilizers
Vale International Holdings GMBH	100.00	100.00	Austria	Holding and Research
Vale International S.A	100.00	100.00	Switzerland	Trading
Vale Manganês S.A.	100.00	100.00	Brazil	Manganese and Ferroalloys
Vale Mina do Azul S.A.	100.00	100.00	Brazil	Manganese
Vale Moçambique S.A.	95.00	95.00	Mozambique	Coal
Vale Nouvelle-Calédonie SAS	74.00	74.00	New Caledonia	Nickel
Vale Oman Pelletizing Company LLC (a)	100.00	100.00	Oman	Pellet
Vale Shipping Holding PTE Ltd.	100.00	100.00	Singapore	Logistics

(a)           In a subsequent period, pursuant a contract with the Sultanate of Oman, Vale transferred 30 % of its shares to Oman Oil Company for R$ 144 (US$ 71).

2 -           Basis of presentation

The condensed interim financial statements (“interim financial statements”) have been prepared considering historical cost as the basis of value and adjusted to reflect the financial assets available for sale, and financial assets and liabilities (including derivative instruments) measured at fair value against income. The financial statements for the periods of three months ended September 30, 2012, June 30, 2012, September 30, 2011 and the period of nine-months ended September 30, 2012 and September 30, 2011 are unaudited. However, the interim financial statements follow the principles, methods and standards in relation to those adopted annual audited financial statements for the year ended December 31, 2011, except for the change in accounting policy disclosed in Note 3, and therefore should be read in conjunction therewith.

In preparing the interim financial statements the use of estimates is required to account for certain assets, liabilities and transactions. Consequently, the Company’s interim financial information include various estimates regarding useful lives of fixed assets, provisions for losses on assets, contingencies, operating provisions and other similar evaluations. The actual results of operations for the quarterly periods are not necessarily an indication of expected results for the fiscal year to end on December 31, 2012.

The Company has evaluated subsequent events until October 18, 2012, which is the date of the interim financial statements approval by the Executive Directors.

a)             Consolidated interim financial statements

The consolidated interim financial statements of the company have been prepared and are presented according to the Accounting Pronouncements Committee - CPC 21 (R1) Interim Financial Statements, equivalent to International Accounting Standard - IAS 34.

(A free translation from the original in Portuguese)

b)             Parent company interim financial statements

The interim financial statements of the individual parent have been prepared under the Accounting Pronouncements Committee - CPC 21 (R1) Interim Statements and are presented with the consolidated interim financial statements.

In the case of Vale, CPC 21 applied to individual interim financial statements differs from IAS 34, applied to the separate financial statements, only in the valuation of investments by the equity method in subsidiaries and affiliates, as according to IAS 34, cost or fair value would be used.

c)             Transactions and balances in foreign exchange

Operations with other currencies are translated into the functional currency of the parent company, Brazillian Reais (“BRL” or “R$”), using the actual exchange rate on the transaction or the evaluation dates (or, if unavailable, the first available exchange rate). The foreign exchange gains and losses resulting from the settlement of these transactions and from the translation by exchange rates at the end of the period, relating to monetary assets and liabilities in other currencies, are recognized in the statement of income as financial expense or income.

The quotations of major currencies that impact our operations were:

	Exchange rates used for conversions in reais
	September 30, 2012	40908
US dollar - US$	2.0260	1.8683
Canadian dollar - CAD	2.0617	1.8313
Australian dollar - AUD	2.1018	1.9092
Euro - EUR or €	2.6135	2.4165

The foreign exchange of non-monetary financial assets such as investments in shares classified as available for sale, are included in equity under the heading “Valuation Adjustment”.

(A free translation from the original in Portuguese)

3 -           Changes in accounting policies

Considering the choice given by the pronouncement CPC 19(R1), issued on August 4, 2011, and anticipating the consequences that will accrue from the adoption of IFRS 11 in Brazil in 2013, the Company opted for the purpose of consolidated statements, because of its reflects in investment in jointly-controlled companies using the equity method as from the year 2012.

Adjustment statement in the periods of comparative effects on the balance sheet and income statement:

	December 31, 2011
Financial Position	Original balance with proportional consolidation	Effect of shared control firms	Balance without proportional consolidation

Assets
Current
Cash and Cash equivalents	7,457,928	(864,751)	6,593,177
Other	34,637,288	(1,079,602)	33,557,686
	42,095,216	(1,944,353)	40,150,863
Non-current
Investments	10,917,110	4,066,928	14,984,038
Property, plant and equipment, and Intangible Assets	177,857,715	(6,214,271)	171,643,444
Other	10,913,071	(602,864)	10,310,207
	199,687,896	(2,750,207)	196,937,689
Total Asset	241,783,112	(4,694,560)	237,088,552

Liabilities and Stockholders’ equity
Current
Accounts Payable	9,156,706	(305,486)	8,851,220
Loans and finances	3,871,650	(1,024,326)	2,847,324
Other	9,196,718	(208,502)	8,988,216
	22,225,074	(1,538,314)	20,686,760
Non-current
Loans and finances	42,752,774	(2,528,100)	40,224,674
Deferred income tax and social contribution	10,772,547	(158,774)	10,613,773
Other	19,342,350	(459,625)	18,882,725
	72,867,671	(3,146,499)	69,721,172
Stockholders’ equity
Capital stock	75,000,000	—	75,000,000
Noncontrolling interests	3,214,969	(9,747)	3,205,222
Other	68,475,398	—	68,475,398
	146,690,367	(9,747)	146,680,620
Total Liabilities and Stockholders’ equity	241,783,112	(4,694,560)	237,088,552

	Three-month period ended
	September 30, 2011
Statement of income	Original balance with proportional consolidation	Effect of shared control firms	Balance without proportional consolidation

Net revenue	28,009,193	(1,222,735)	26,786,458
Cost	(10,443,229)	328,642	(10,114,587)

Gross operating profit	17,565,964	(894,093)	16,671,871
Operational expenses	(3,121,742)	114,901	(3,006,841)
Financial expenses	(6,129,123)	249,928	(5,879,195)
Equity results	28,414	417,162	445,576
Earnings before taxes	8,343,513	(112,102)	8,231,411

Current and deferred Income tax and social contribution, net	(493,469)	114,047	(379,422)
Net income of the year	7,850,044	1,945	7,851,989

Loss attributable to noncontrolling interests	(42,892)	1,945	(40,947)
Net income attributable to stockholders	7,892,936	—	7,892,936

(A free translation from the original in Portuguese)

	Nine-month period ended
	September 30, 2011
Statement of income	Original balance with proportional consolidation	Effect of shared control firms	Balance without proportional consolidation

Net revenue	76,057,727	(3,339,481)	72,718,246
Cost	(29,353,840)	947,576	(28,406,264)
Gross operating profit	46,703,887	(2,391,905)	44,311,982

Operational expenses	(5,176,413)	298,746	(4,877,667)
Financial expenses	(5,472,095)	220,428	(5,251,667)
Equity results	127,264	1,435,532	1,562,796
Earnings before taxes	36,182,643	(437,199)	35,745,444

Current and deferred Income tax and social contribution, net	(6,951,661)	440,937	(6,510,724)
Net income of the year	29,230,982	3,738	29,234,720

Loss attributable to noncontrolling interests	(228,296)	3,738	(224,558)
Net income attributable to stockholders	29,459,278	—	29,459,278

4 -           Critical Accounting Estimates and Judgments

The Critical Accounting Estimates and Judgments are the same as those adopted in the preparation of financial statements for the year ended December 31, 2011.

5 -           Accounting Pronouncements

The Company prepared its Interim Financial Statements according to CPC 21 (correlated to IAS 34) based on the pronouncements, interpretations and guidelines already issued by CPC and endorsed by CVM. The pronouncements and interpretations issued by IASB and not issued by CPC and not endorsed by CVM will not be adopted beforehand by the Company.

In August 2012, CPC issue amendments on CPC 40 (correlated to IFRS 7). The effective date of the amendments is January 1, 2012. The Company has adopted these amendments, which do not affect significantly these financial statements.

In August 2012, CPC issue amendments on ICPC 08 (no correlated in IFRS). The effective date of the amendments is January 1, 2012. The Company has adopted these amendments, which do not affect significantly these financial statements.

During the period, the IASB has not issued any new pronouncement or interpretation.

6 -           Risk Management

There was no significant change in the period related to risk management policy disclosed for the year ended December 31, 2011.

(A free translation from the original in Portuguese)

7 -           Acquisitions and Disposals

a)        Fertilizer’s Business

In 2010, through our wholly owned subsidiary Mineração Naque S.A. (“Naque”), Vale acquired 78.92% of the total capital (being 99.83% the of voting capital) of Vale Fertilizantes S.A. and 100% of the total capital of Vale Fosfatados. In 2011 and beginning of 2012, Vale concluded several transactions including a public offer to acquire the free floating of Vale Fertilizantes and its delisting which resulted in the current ownership of 100% of the total capital of this subsidiary.

This transaction effected in 2010, when control was obtained, amounted all together to R$10,696 millions. The purchase price allocation exercise was concluded in 2011 and generated a deferred tax liability on the fair value adjustments, determined based on the temporary differences between the accounting basis of those assets and liabilities at fair values and their tax basis represented by the historical carrying values at the acquired entity. According to current Brazilian tax regulations, goodwill generated in connection with a business combination as well as the fair values of assets and liabilities acquired are only tax deductible post a legal merger between the acquirer and the acquiree.

In June 2012, Vale have decided to legally merge Naque and Vale Fertilizantes. As a result, the carrying amounts of acquired assets and liabilities accounted for at Naque’s consolidated financial statements, represented by their amortized fair values from acquisition date, became their tax basis.

Therefore, upon concluding the merger, there are no longer differences between tax basis and carrying amounts of the net assets acquired, and consequently there is no longer deferred tax liability amount to be recognized. The outstanding balance of the initially recognized deferred tax liability (accounted for in connection with the purchase accounting) totaling R$ 2,533 million was entirely recycled through P&L for the nine-month period ended September 30, 2012, in connection with the legal merger of Vale Fertilizantes into Naque.

In addition, Naque was then renamed as Vale Fertilizantes S.A.

b)        Sale of coal

In June 2012, Vale concluded the sale of its thermal coal operations in Colombia to CPC S.A.S., an affiliate of Colombian Natural Resources S.A.S. (CNR), a privately held company.

The thermal coal operations in Colombia constitute a fully-integrated mine-railway-port system consisting of a coal mine and a coal deposit; a coal port facility; and an equity participation in a railway connecting the coal mines to the port.

The loss on this transaction, of R$721,808 was recorded in the income statement in the line “Realized gain (loss) on non-current assets held for sales”.

c)        Acquisition of EBM shares

Continuing the process of optimization its corporate structure, during the second quarter 2012 Vale acquired additional 10.46% of Empreendimentos Brasileiros de Mineração S. A. (EBM), whose main asset is the participation in Minerações Brasileiras Reunidas S. A., which owns mines sites Itabirito, Vargem Grande and Paraopeba.

As a result of the acquisition, Vale increased its share on the capital of EBM to 96.7% and of MBR to 98.3%, and the amounts of R$ 449,988 are recognized as a result from operations with noncontrolling interest in “Stockholders Equity”.

(A free translation from the original in Portuguese)

8 -                                  Cash and Cash Equivalents

	Consolidated		Parent Company
	September 30, 2012	December 31, 2011 (I)	September 30, 2012	December 31, 2011
	(unaudited)		(unaudited)
Cash and bank accounts	2,201,504	1,770,142	24,676	176,722
Short-term investments	13,903,583	4,823,035	6,405,958	398,065
	16,105,087	6,593,177	6,430,634	574,787

(I) Period adjusted according to note 3.

Cash and cash equivalents includes cash values, demand deposits, and financial investments with insignificant risk of changes in value, being part Brazilian Reais indexed at the rate of Brazilian interbank certificates of deposit (“DI Rate”or “CDI”) and part in US Dollars in time deposits with a maturity of less than three months.

The increase in cash equivalents during the 2012, is mainly related to the cash provided by operating activities and the notes issued during 2012 (note 18).

9 -                                  Short-term investment

	Consolidated		Parent Company
	September 30, 2012	December 31, 2011 (I)	September 30, 2012	December 31, 2011
	(unaudited)		(unaudited)
Short-term investments	1,387,283	—	—	—
	1,387,283	—	—	—

10 -                           Accounts Receivables

	Consolidated		Parent Company
	September 30, 2012	December 31, 2011 (I)	September 30, 2012	December 31, 2011
	(unaudited)		(unaudited)
Denominated in reais “brazilian Reais”	1,867,972	2,294,927	1,686,848	2,238,140
Denominated in other currencies, mainly US$	11,724,890	13,790,752	20,473,761	13,698,463
	13,592,862	16,085,679	22,160,609	15,936,603

Allowance for doubtful accounts	(171,868)	(196,872)	(120,288)	(127,754)
	13,420,994	15,888,807	22,040,321	15,808,849

(I) Period adjusted according to note 3.

Accounts receivables related to the steel industry market represent 69.2% and 67.9%, of receivables on September 30, 2012 and December 31, 2011, respectively.

No one customer represents over 10% of receivables or revenues.

The loss estimates for credit losses recorded in income as at September 30, 2012 and December 31, 2011 totaled R$ 821, R$ 2,941, respectively. Write offs as at September 30, 2012, and December 31, 2011 totaled R$ 25,858 and R$ 2,324, respectively.

(A free translation from the original in Portuguese)

11 -                           Inventories

	Consolidated		Parent Company
	September 30, 2012	December 31, 2011 (I)	September 30, 2012	December 31, 2011
	(unaudited)		(unaudited)
Inventories of products
Finished	4,919,721	4,881,024	2,240,642	2,170,119
In process	2,856,681	2,568,704	—	—
	7,776,402	7,449,728	2,240,642	2,170,119

Inventories of spare parts and maintenance supplies	2,657,648	2,383,322	1,134,855	1,012,619
Total	10,434,050	9,833,050	3,375,497	3,182,738

(I) Period adjusted according to note 3.

On September 30, 2012, inventory balances include a provision for adjustment to market value of manganese in the amount of R$ 16,298 (R$ 16,298 in December 31, 2011).

	Consolidated
	(unaudited)
	Three-month period ended			Nine-month period ended
	September 30, 2012	June 30, 2012	September 30, 2011 (I)	September 30, 2012	September 30, 2011 (I)
Changes in the inventory
Balance on begin of period	7,952,059	7,795,929	6,282,141	7,449,728	4,608,928
Addition	9,828,388	9,694,467	9,721,709	28,155,580	27,125,471
Transfer on maintenance supplies	2,360,897	2,132,618	1,673,441	6,293,767	4,685,620
Write-off by sale	(12,364,942)	(11,670,292)	(10,114,586)	(34,084,617)	(28,406,263)
Write-off by inventory adjustment	—	—	(259,225)	—	(693,942)
(write-off) by lower cost or market adjustment	—	(663)	(9,740)	(38,056)	(26,074)
Balance on ended of period	7,776,402	7,952,059	7,293,740	7,776,402	7,293,740

(I) Period adjusted according to note 3.

	Parent Company
	Nine-month period ended (unaudited)
	September 30, 2012	September 30, 2011
Changes in the inventory
Balance on begin of period	2,170,119	1,534,837
Addition	15,137,679	13,098,284
Transfer on maintenance supplies	2,886,607	2,436,712
Write-off by sale	(17,932,005)	(15,069,148)
Write-off by inventory adjustment	—	(58,387)
Write-off by lower cost or market adjustment	(21,758)	(2,522)
Balance on ended of period	2,240,642	1,939,776

(I) Period adjusted according to note 3.

	Consolidated
	(unaudited)
	Three-month period ended			Nine-month period ended
	September 30, 2012	June 30, 2012	September 30, 2011 (I)	September 30, 2012	September 30, 2011 (I)
Changes on Inventory of consumable materials
Balance on begin of period	2,549,825	2,359,666	1,969,759	2,383,322	2,563,391
Addition	2,468,720	2,322,777	1,847,623	6,568,093	4,266,170
Consumption	(2,360,897)	(2,132,618)	(1,673,441)	(6,293,767)	(4,685,620)
Balance on ended of period	2,657,648	2,549,825	2,143,941	2,657,648	2,143,941

(A free translation from the original in Portuguese)

	Parent Company
	Nine-month period ended (unaudited)
	September 30, 2012	September 30, 2011
Changes on Inventory of consumable materials
Balance on begin of period	1,012,619	782,134
Addition	3,008,844	2,664,179
Consumption	(2,886,608)	(2,436,712)
Balance on ended of period	1,134,855	1,009,601

12 -                           Assets and liabilities held for sale

In connection with our strategy of active portfolio asset management, on July 10, 2012, we informed that it has signed a share purchase agreement to sell its manganese ferroalloys operations in Europe to subsidiaries of Glencore International Plc., a company listed on the London and Hong Kong Stock Exchanges, for R$ 318 million in cash (US$ 160 million in June 30, 2012), subject to the fulfillment of certain precedent conditions. Vale recorded a loss of R$ 45 million presented on its statement of income as “gain (loss) sale of assets”.

The manganese ferroalloys operations in Europe consist of: (a) 100% of Vale Manganèse France SAS, located in Dunkerque, France; and (b) 100% of Vale Manganese Norway AS, located in Mo I Rana, Norway.

In the third quarter we decided to sell and further charter 10 large ore carriers with Polaris Shipping Co. Ltd. (Polaris). The transaction in addition to unlocking capital preserves Vale’s capacity of maritime transportation of iron ore, since the vessels will be available but without the ownership and operational risks. At September, 30 this assets are recognized in Assets Held for Sale, in the subgroup property, plant and equipment.

September 30, 2012 (unaudited)
Assets held for sale
Accounts receivable	95,371
Recoverable taxes	9,825
Inventories	216,364
Property, plant and equipment	1,269,269
Other	6,272
Total	1,597,101

Liabilities related to assets held for sale
Suppliers	44,072
Deferred income tax	15,114
Others	19,049
Total	78,235

13 -                           Recoverable Taxes

Recoverable taxes are stated at net value of any realized loss and are classified by the estimated time for realization:

	Consolidated		Parent Company
	September 30, 2012	December 31, 2011 (I)	September 30, 2012	December 31, 2011
	(unaudited)		(unaudited)
Income tax	2,210,414	1,427,018	49,102	168,365
Value-added tax	2,148,947	1,981,925	988,244	731,259
Brazilian Federal Contributions (PIS - COFINS)	493,304	1,768,006	190,581	1,535,953
Others	163,405	110,326	88,804	82,181
Total	5,016,070	5,287,275	1,316,731	2,517,758

Current	3,627,827	4,190,141	1,065,018	2,316,532
Non-current	1,388,243	1,097,134	251,713	201,226
Total	5,016,070	5,287,275	1,316,731	2,517,758

(I) Period adjusted according to note 3.

(A free translation from the original in Portuguese)

14 -                           Investments

Changes in Investments

	Consolidated
	(unaudited)
	Three-month period ended			Nine-month period ended
	September 30, 2012	June 30, 2012	September 30, 2011 (I)	September 30, 2012	September 30, 2011 (I)
Balance on begin of period	16,037,262	15,816,422	13,206,706	14,984,038	7,315,383
Additions	86,285	78,802	194,329	543,461	6,514,709
Disposals	—	(61,896)	—	(61,896)	(8,121)
Cumulative translation adjustment	192,283	482,360	921,849	755,065	531,765
Equity	313,869	309,600	445,576	1,060,489	1,562,796
Valuation Adjustment	17,395	27,506	180	71,539	(2,551)
Dividends declared	(45,780)	(615,532)	(407,925)	(751,382)	(1,553,266)
Balance on ended of period	16,601,314	16,037,262	14,360,715	16,601,314	14,360,715

(I) Period adjusted according to note 3.

	Parent Company
	Nine-month period ended (unaudited)
	September 30, 2012	September 30, 2011
Balance on begin of period	113,149,994	92,111,361
Additions	4,925,459	2,629,226
Disposals	(1,221,535)	(566,946)
Cumulative translation adjustment	7,398,168	6,870,836
Equity	4,441,304	8,739,663
Valuation Adjustment	(664,276)	584,174
Dividends declared	(969,490)	(1,756,955)
Balance on ended of period	127,059,624	108,611,359

(A free translation from the original in Portuguese)

(Continued)

	Investments		Equity results (unaudited)					Received dividends (unaudited)
	As of		Three-month period ended			Nine-month period ended		Three-month period ended		Nine-month period ended
	September 30, 2012	December 31, 2011	September 30, 2012	June 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011	September 30, 2012	41,090	September 30, 2011	41,182	September 30, 2011
	(unaudited)
Subsidiaries and affiliated companies
Direct and indirect subsidiaries
Aços Laminados do Pará S.A.	303,833	266,253	(8,593)	(562)	(9,740)	(11,890)	(35,712)	—	—	—	—	—
Balderton Trading Corp	340,155	341,426	(8,437)	(4,781)	(6,111)	(28,777)	(12,195)	—	—	—	—	—
Biopalma da Amazonia S.A.	362,390	442,108	(18,886)	(54,273)	(1,674)	(79,718)	(1,674)	—	—	—	—	—
Companhia Portuária da Baía de Sepetiba - CPBS	385,393	349,538	60,137	62,156	50,680	162,157	125,040	126,302	—	—	126,302	—
Compañia Minera Miski Mayo S.A.C (a)	501,862	445,944	(4,872)	34,474	23,335	48,322	2,388	—	—	—	—	—
Ferrovia Centro-Atlantica S.A. (a)	2,610,650	2,359,188	(48,610)	(43,602)	(29,439)	(199,538)	(124,047)	—	—	—	—	—
Ferrovia Norte Sul S.A.	1,741,530	1,739,854	10,071	5,223	544	2,397	3,984	—	—	—	—	2,922
Mineração Corumbaense Reunida S.A.	1,198,155	1,112,621	77,006	104,811	186,265	179,129	212,623	—	—	—	—	—
Minerações Brasileiras Reunidas S.A. - MBR (b)	4,369,282	3,791,794	43,829	31,936	(27,159)	111,444	(214,737)	—	—	—	—	—
Potasio Rio Colorado S.A. (a)	5,164,546	2,775,759	29,223	(18,590)	(40,767)	(6,928)	(41,407)	—	—	—	—	—
Rio Doce Australia Pty Ltd.	603,263	751,781	(58,803)	(108,557)	(42,295)	(271,917)	(200,352)	—	—	—	—	—
Salobo Metais S.A. (a)	5,968,863	4,625,199	(95,018)	(27,600)	(13,021)	(117,776)	30,966	—	—	—	—	—
Sociedad Contractual Minera Tres Valles (a)	406,849	432,494	(21,528)	(32,552)	(26,923)	(74,956)	(36,814)	—	—	—	—	—
Vale International Holdings GMBH (b)	8,119,579	7,849,495	(117,131)	(137,616)	(142,050)	(317,262)	1,174,085	—	—	—	—	—
Vale Canada Limited (b)	9,842,068	9,746,214	(652,781)	(665,815)	(253,382)	(1,690,022)	258,615	—	—	—	—	—
Vale Colombia Holding Ltd. (f)	—	1,183,387	—	(57,789)	11,923	(64,177)	6,905	—	—	—	—	—
Vale Fertilizantes S.A. (e)	—	10,735,382	(692)	(53,320)	5,461	(52,550)	130,749	—	—	—	—	—
Vale Fertilizantes S.A. (old Mineração Naque S.A.) (a) (b)	14,213,770	1,921,229	22,602	2,531,162	(44,160)	2,581,596	(71,672)	—	—	—	—	—
Vale International S.A. (b)	45,147,581	40,559,512	(526,417)	926,685	1,348,154	3,026,578	6,323,315	—	—	—	—	—
Vale Manganês S.A.	719,680	716,729	(3,084)	33,431	24,599	2,951	59,014	—	—	—	—	183,792
Vale Mina do Azul S.A.	186,913	154,348	30,023	7,479	(59,351)	32,565	(59,351)	—	—	—	—	—
Vale Emirates Limited	1,568,441	770,948	(1,909)	(86,582)	(92,964)	(149,161)	(317,123)	—	—	—	—	—
Vale Shipping Holding Pte. Ltd.	4,889,340	3,944,448	82,698	33,090	26,827	188,928	60,644	—	—	—	—	—
VBG Vale BSGR Limited (a)	881,904	756,825	(21,049)	(47,313)	(38,170)	(108,311)	(82,034)	—	—	—	—	—
Others	932,262	393,480	98,712	63,774	(62,149)	217,731	(14,343)	—	—	—	682	41,117
	110,458,310	98,165,956	(1,133,509)	2,495,269	788,433	3,380,815	7,176,867	126,302	—	—	126,984	227,831
Joint controlled entities and associates
California Steel Industries, INC	361,236	301,088	4,841	17,130	2,471	32,372	22,773	—	—	—	—	—
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	210,599	208,497	13,674	15,721	9,056	42,060	37,649	—	20,000	27,000	20,000	54,000
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	206,102	214,194	5,899	56,627	(24,289)	66,013	(11,953)	50,890	23,215	—	74,105	31,795
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	127,492	150,329	400	2,477	24,838	13,116	64,945	—	36,048	—	36,048	—
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	362,850	372,304	25,196	6,274	26,311	41,546	63,774	—	51,000	—	51,000	36,428
CSP- Companhia Siderugica do PECEM	942,438	498,643	(4,991)	(1,066)	—	(7,890)	—	—	—	—	—	—
Henan Longyu Energy Resources CO., LTD.	657,228	528,929	21,367	30,509	41,975	83,823	110,336	—	—	—	107,359	—
LOG-IN - Logística Intermodal S/A (c)	194,710	212,085	11,048	(9,165)	(634)	(15,731)	(3,962)	—	—	—	—	—
Mineração Rio Grande do Norte S.A. - MRN	271,340	248,463	16,484	7,646	(1,806)	36,536	2,736	—	—	—	—	—
MRS Logística S.A.	1,192,830	1,027,968	74,050	36,442	51,523	180,842	167,805	—	—	—	—	10,892
Norsk Hydro ASA (d)	6,333,732	6,029,045	(128,765)	—	119,710	(78,678)	199,156	—	95,382	—	95,382	84,079
Norte Energia S.A.	155,091	136,509	(1,432)	(2,110)	—	(3,542)	—	—	—	—	—	—
Samarco Mineração S.A.	1,366,913	744,742	345,936	276,008	330,052	994,854	1,120,730	—	—	407,925	—	1,176,233
Teal Minerals (Barbados) Incorporated	483,165	437,134	(96)	(3,303)	(3,191)	(5,941)	(14,995)	—	—	—	—	—
Tecnored Desenvolvimento Tecnologico S.A.	89,128	85,963	(12,774)	(12,717)	(3,208)	(28,342)	(4,900)	—	—	—	—	—
Thyssenkrupp CSA Companhia Siderúrgica do Atlântico	2,976,936	3,003,275	(39,052)	(91,433)	(126,564)	(194,885)	(151,801)	—	—	—	—	—
Vale Florestar Fundo de Investimento	225,522	227,015	(1,268)	(1,992)	(1,529)	(1,493)	(3,985)	—	—	—	—	—
Vale Soluções em Energia S.A.	202,798	272,075	(15,879)	(17,015)	(3,749)	(89,876)	(26,594)	—	—	—	—	—
Zhuhai YPM Pellet Co	46,971	42,623	279	321	(920)	924	(42)	—	—	—	—	—
Others	194,233	243,157	(1,048)	(754)	5,530	(5,219)	(8,876)	—	—	—	—	1,011
	16,601,314	14,984,038	313,869	309,600	445,576	1,060,489	1,562,796	50,890	225,645	434,925	383,894	1,394,438
	127,059,624	113,149,994	(819,640)	2,804,869	1,234,009	4,441,304	8,739,663	177,192	225,645	434,925	510,878	1,622,269

(a) Investment balance includes the values of advances for future capital increase;

(b) Excluded from equity, investment companies already detailed in note;

(c) Market value on September 30, 2012 was R$ 181.045 and on December 31, 2011 was R$ 197,138; and

(d) Market value on September 30, 2012 was R$ 4.191.784 and on December 31, 2011 was R$ 3,806,880.

(e) Incorporated in Vale Fertilizantes S.A. (old Mineração Naque S.A.)

(f) Company sold in June 2012

Dividends received by the Parent company during the nine-months ended at September 30, 2012 and September 30, 2011 was R$ 308.137 and R$ 1.538.190, respectively.

(A free translation from the original in Portuguese)

15 -         Intangible

	Consolidated
	September 30, 2012 (unaudited)			December 31, 2011 (I)
	Cost	Amortization	Net Intangible	Cost	Amortization	Net Intangible
Indefinite useful lifetime
Goodwill	9,411,490	—	9,411,490	8,989,901	—	8,989,901
	9,411,490	—	9,411,490	8,989,901	—	8,989,901

Finite useful lifetime
Concession and subconcession	10,692,116	(3,175,419)	7,516,697	9,996,789	(2,813,133)	7,183,656
Right to use	732,135	(105,355)	626,780	1,132,774	(79,901)	1,052,873
Others	2,404,993	(1,304,523)	1,100,470	1,682,473	(1,120,322)	562,151
	13,829,244	(4,585,297)	9,243,947	12,812,036	(4,013,356)	8,798,680
Total	23,240,734	(4,585,297)	18,655,437	21,801,937	(4,013,356)	17,788,581

(I) Period adjusted according to note 3.

	Parent Company
	September 30, 2012 (unaudited)			December 31, 2011
	Cost	Amortization	Net Intangible	Cost	Amortization	Net Intangible
Indefinite useful lifetime
Goodwill	9,411,490	—	9,411,490	8,989,901	—	8,989,901
	9,411,490	—	9,411,490	8,989,901	—	8,989,901

Finite useful lifetime
Concession and subconcession	6,259,408	(2,334,902)	3,924,506	5,920,202	(2,105,340)	3,814,862
Right to use	223,359	(81,975)	141,384	678,676	(71,860)	606,816
Others	2,404,993	(1,304,523)	1,100,470	1,682,473	(1,120,322)	562,151
	8,887,760	(3,721,400)	5,166,360	8,281,351	(3,297,522)	4,983,829
Total	18,299,250	(3,721,400)	14,577,850	17,271,252	(3,297,522)	13,973,730

The table below shows the movement of intangible assets during the period:

	Consolidated
	Three-month period ended (unaudited)
	Goodwill	Concessions and Subconcessions	Right to use	Others	Total
Balance at June 30, 2012	9,220,793	7,428,992	607,971	823,814	18,081,570
Addition through acquisition	—	231,900	—	350,469	582,369
Write off	—	(8,866)	—	(50)	(8,916)
Amortization	—	(135,329)	(7,073)	(73,763)	(216,165)
Translation adjustment	190,697	—	25,882	—	216,579
Balance at September 30, 2012	9,411,490	7,516,697	626,780	1,100,470	18,655,437

	Consolidated
	Three-month period ended (unaudited)
	Goodwill	Concessions and Subconcessions	Right to use	Others	Total
Balance at March 31, 2012	8,962,331	7,299,742	1,042,252	655,345	17,959,670
Addition through acquisition	—	268,845	—	228,346	497,191
Write off	—	—	(455,317)	—	(455,317)
Amortization	—	(139,595)	(7,687)	(59,877)	(207,159)
Translation adjustment	258,462	—	28,723	—	287,185
Balance at June 30, 2012	9,220,793	7,428,992	607,971	823,814	18,081,570

	Consolidated
	Three-month period ended (unaudited)
	Goodwill	Concessions and Subconcessions	Right to use	Others	Total
Balance at June 30, 2011 (I)	8,479,335	7,102,510	1,021,155	475,103	17,078,103
Addition through acquisition	—	204,921	—	35,008	239,929
Write off	—	(60,304)	—	(299)	(60,603)
Amortization	—	(463,074)	(18,857)	(36,035)	(517,966)
Translation adjustment	409,277	—	49,477	—	458,754
Others	(686)	(64,008)	—	64,008	(686)
Balance at September 30, 2011 (I)	8,887,926	6,720,045	1,051,775	537,785	17,197,531

(A free translation from the original in Portuguese)

	Consolidated
	Nine-month period ended (unaudited)
	Goodwill	Concessions and Subconcessions	Right to use	Others	Total
Balance at January 1, 2012	8,989,901	7,183,656	1,052,873	562,151	17,788,581
Addition through acquisition	—	736,234	—	724,439	1,460,673
Write off	—	(9,461)	(455,317)	(50)	(464,828)
Amortization	—	(393,732)	(25,454)	(186,070)	(605,256)
Translation adjustment	421,589	—	54,678	—	476,267
Balance at September 30, 2012	9,411,490	7,516,697	626,780	1,100,470	18,655,437

	Consolidated
	Nine-month period ended (unaudited)
	Goodwill	Concessions and Subconcessions	Right to use	Others	Total
Balance at January 1, 2011 (I)	8,654,307	6,514,317	1,054,289	685,690	16,908,603
Addition through acquisition	—	793,642	—	222,144	1,015,786
Write off	—	(78,911)	—	(2,038)	(80,949)
Amortization	—	(740,180)	(30,835)	(136,834)	(907,849)
Translation adjustment	234,305	—	28,321	—	262,626
Others	(686)	231,177	—	(231,177)	(686)
Balance at September 30, 2011 (I)	8,887,926	6,720,045	1,051,775	537,785	17,197,531

(I) Period adjusted according to note 3.

	Parent Company
	Nine-month period ended (unaudited)
	Goodwill	Concessions and Subconcessions	Right to use	Others	Total
Balance at January 1, 2012	8,989,901	3,814,862	606,816	562,151	13,973,730
Addition through acquisition	—	370,470	—	724,439	1,094,909
Write off	—	(9,461)	(455,317)	(50)	(464,828)
Amortization	—	(251,365)	(10,115)	(186,070)	(447,550)
Translation adjustment	421,589	—	—	—	421,589
Balance at September 30, 2012	9,411,490	3,924,506	141,384	1,100,470	14,577,850

	Parent Company
	Nine-month period ended (unaudited)
	Goodwill	Concessions and Subconcessions	Right to use	Others	Total
Balance at January 1, 2011	8,654,307	3,823,518	630,770	454,513	13,563,108
Addition through acquisition	—	217,810	—	222,144	439,954
Write off	—	(28,065)	—	(2,038)	(30,103)
Amortization	—	(231,638)	(17,966)	(136,834)	(386,438)
Translation adjustment	234,305	—	—	—	234,305
Others	(686)	—	—	—	(686)
Balance at September 30, 2011	8,887,926	3,781,625	612,804	537,785	13,820,140

(A free translation from the original in Portuguese)

16 -         Property, plant and equipment

	Consolidated
	Three-month period ended (unaudited)
	Land	Building	Facilities	Computer equipment	Mineral assets	Others	Constructions im progress	Total

Balance in June 30, 2012	1,370,342	13,212,509	21,601,531	648,445	35,860,798	41,133,901	53,389,659	167,217,185
Acquisitions	—	—	—	—	—	—	13,795,391	13,795,391
Disposals	—	(118,971)	(82,012)	(10,133)	—	(266,313)	(636,943)	(1,114,372)
Transfer to non-current assets held for sale	—	(199)	(1,014)	—	—	(1,185,624)	—	(1,186,837)
Depreciation and amortization	—	(156,656)	(662,880)	(75,312)	(749,077)	(1,069,962)	—	(2,713,887)
Translation adjustment	19,298	133,223	(1,144,694)	348,896	754,566	2,135,026	(3,883,655)	(1,637,340)
Transfers	208,742	95,321	2,395,498	(207,694)	411,701	(24,750)	(2,878,818)	—
Balance in September 30, 2012	1,598,382	13,165,227	22,106,429	704,202	36,277,988	40,722,278	59,785,634	174,360,140

	Consolidated
	Three-month period ended (unaudited)
	Land	Building	Facilities	Computer equipment	Mineral assets	Others	Constructions im progress	Total

Balance in march 31, 2012	1,357,051	11,862,826	20,680,885	651,240	34,409,040	36,563,525	51,564,353	157,088,920
Acquisitions	—	—	—	—	—	—	4,284,881	4,284,881
Disposals	—	—	—	—	(73,930)	(323,087)	(272,761)	(669,778)
Transfers to non-current assets held for sale	—	(15,948)	(65,549)	—	—	(765)	(383)	(82,645)
Depreciation and amortization	—	(82,433)	(228,424)	(13,088)	(12,624)	(845,940)	—	(1,182,509)
Translation adjustment	—	439,604	431,916	(11,716)	1,365,404	915,862	4,637,246	7,778,316
Transfers	13,291	1,008,460	782,703	22,009	172,908	4,824,306	(6,823,677)	—
Balance in June 30, 2012	1,370,342	13,212,509	21,601,531	648,445	35,860,798	41,133,901	53,389,659	167,217,185

	Consolidated
	Three-month period ended (unaudited)
	Land	Building	Facilities	Computer equipment	Mineral assets	Others	Constructions im progress	Total

Balance in June 30, 2011 (I)	785,779	10,705,586	19,456,606	746,871	31,518,698	26,538,915	41,445,935	131,198,390
Acquisitions	—	—	—	—	—	—	5,221,794	5,221,794
Disposals	—	(28,838)	(5,397)	(246)	(1,285)	(8,700)	(14,088)	(58,554)
Depreciation and amortization	—	(58,591)	(205,378)	(38,549)	(64,912)	(216,839)	—	(584,269)
Translation adjustment	—	559,901	720,476	(108,559)	1,140,318	69,142	6,174,152	8,555,430
Transfers	115,421	(1,975,933)	(730,607)	58,340	874,416	4,422,233	(2,763,870)	—
Balance in September 30, 2011 (I)	901,200	9,202,125	19,235,700	657,857	33,467,235	30,804,751	50,063,923	144,332,791

(A free translation from the original in Portuguese)

	Consolidated
	Nine-month period ended (unaudited)
	Land	Building	Facilities	Computer equipment	Mineral assets	Others	Constructions im progress	Total

Balance in January 1, 2012 (I)	1,331,402	11,425,015	20,813,602	684,358	34,635,517	36,040,077	48,924,892	153,854,863
Acquisitions	—	—	—	—	—	—	22,948,700	22,948,700
Disposals	—	(126,870)	(82,508)	(10,795)	(73,932)	(609,952)	(962,735)	(1,866,792)
Transfer to non-current assets held for sale	—	(16,147)	(66,563)	—	—	(1,186,389)	(383)	(1,269,482)
Depreciation and amortization	—	(469,967)	(1,301,490)	(139,720)	(1,103,981)	(2,715,697)	—	(5,730,855)
Translation adjustment	19,298	445,504	(699,421)	334,251	1,564,776	2,875,010	1,884,288	6,423,706
Transfers	247,682	1,907,692	3,442,809	(163,892)	1,255,608	6,319,229	(13,009,128)	—
Balance in September 30, 2012	1,598,382	13,165,227	22,106,429	704,202	36,277,988	40,722,278	59,785,634	174,360,140

	Consolidated
	Nine-month period ended (unaudited)
	Land	Building	Facilities	Computer equipment	Mineral assets	Others	Constructions im progress	Total

Balance in January 1, 2011 (I)	593,245	8,118,104	25,097,052	439,036	40,660,511	31,523,871	19,909,176	126,340,995
Acquisitions	—	—	—	—	—	—	14,584,231	14,584,231
Disposals	(61)	(44,088)	(6,188)	(922)	(32,703)	(41,583)	(121,088)	(246,633)
Depreciation and amortization	—	(147,172)	(642,872)	(96,658)	(174,819)	(2,245,464)	—	(3,306,985)
Translation adjustment	—	(634,398)	(2,595,816)	(10,544)	487,479	3,928,058	5,786,404	6,961,183
Transfers	308,016	1,909,679	(2,616,476)	326,945	(7,473,233)	(2,360,131)	9,905,200	—
Balance in September 30, 2011 (I)	901,200	9,202,125	19,235,700	657,857	33,467,235	30,804,751	50,063,923	144,332,791

(I) Period adjusted according to note 3.

(A free translation from the original in Portuguese)

	Parent Company
	Nine-month period ended (unaudited)
	Land	Building	Facilities	Computer equipment	Mineral assets	Others	Constructions im progress	Total

Balance in January 1, 2012	761,612	5,020,099	12,087,932	219,086	3,221,211	10,059,517	24,133,736	55,503,193
Aquisition	—	—	—	—	—	—	10,289,941	10,289,941
Disposals	—	(1,352)	(4,088)	(769)	—	(86,813)	(27,448)	(120,470)
Depreciation and amortization	—	(134,282)	(426,653)	(72,175)	(99,593)	(960,357)	—	(1,693,060)
Transfers	225,089	1,028,839	775,135	29,405	93,352	2,769,614	(4,921,434)	—
Balance in September 30, 2012	986,701	5,913,304	12,432,326	175,547	3,214,970	11,781,961	29,474,795	63,979,604

	Parent Company
	Nine-month period ended (unaudited)
	Land	Building	Facilities	Computer equipment	Mineral assets	Others	Constructions im progress	Total

Balance in January 1, 2011	361,738	2,543,212	8,579,417	176,909	2,764,737	12,074,223	17,961,535	44,461,771
Aquisition	—	—	—	—	—	—	9,174,908	9,174,908
Disposals	(61)	(3,216)	(2,226)	(67)	(24,751)	(31,417)	(198,301)	(260,039)
Depreciation and amortization	—	(81,626)	(372,715)	(77,817)	(71,818)	(834,986)	—	(1,438,962)
Others	266,748	736,973	2,712,324	113,174	308,228	(1,423,740)	(2,713,707)	—
Balance in September 30, 2011	628,425	3,195,343	10,916,800	212,199	2,976,396	9,784,080	24,224,435	51,937,678

The depreciation period, allocated to production cost and expense, amounted to Three-month period ended September 30, 2012, June 30, 2012 and September 30, 2011 was R$ 2,090,709, R$ 2,039,983 and R$ 1,588,179 and Nine-month period ended September 30, 2012 and September 30, 2011 was R$ 5,928,454 and R$ 4,601,408 in consolidated and Three-month period ended September 30, 2012, June 30, 2012, September 30, 2011 was R$ 652,544, R$ 649,804 and R$ 495,635 and the Nine-month period ended and September 30, 2012 September 30, 2011 was R$ 1,864,451 and R$ 1,433,620 in the parent company, respectively.

The net fixed assets given in guarantee of lawsuits correspond in September 30, 2012 and December 31, 2011 R$ 160,954 and R$ 146,324 in the consolidated and R$ 125,463 and R$ 133,975 in the parent company, respectively.

(A free translation from the original in Portuguese)

17 -                           Impairment of Assets

There was no adjustment to reduce the recoverable value of assets in the period.

18 -                           Loans and Financing

a)                                      Short term debts

	Consolidated		Parent Company
	September 30, 2012	December 31, 2011 (I)	September 30, 2012	December 31, 2011 (I)
	(unaudited)		(unaudited)
Working capital	1,023,624	40,044	1,023,624	—
	1,023,624	40,044	1,023,624	—

(I) Period adjusted according to note 3.

Financings raised in the short term for export, denominated in U.S. dollars with an average interest rate on September 30, 2012 and December 31, 2011 of 1.73 % per years and 1.81% per years, respectively.

b)                                      Long term

	Consolidated
	Current Liabilities		Non-current liabilities
	September 30, 2012	December 31, 2011 (I)	September 30, 2012	December 31, 2011 (I)
	(unaudited)		(unaudited)
Long-term contracts abroad
Loans and financing in:
United States dollars	1,420,725	944,101	7,987,387	5,014,341
Others currencies	29,071	16,805	531,216	96,395
Fixed rates
Notes indexed in United Stated dollars (fixed rates)	251,053	761,243	25,845,682	18,823,257
Euro	—	—	3,907,478	1,812,374
Accrued charges	497,036	413,021	—	—
	2,197,885	2,135,170	38,271,763	25,746,367
Long-term contracts in Brazil
Indexed to TJLP, TR, IGP-M e CDI	328,841	460,966	9,038,267	9,798,933
Basket of currencies	2,565	2,629	4,173	—
Loans in United States dollars	—	—	4,764,021	4,679,374
Non-convertible debentures into shares	331,618	—	2,409,773	—
Accrued charges	250,315	208,515	—	—
	913,339	672,110	16,216,234	14,478,307
	3,111,224	2,807,280	54,487,997	40,224,674

(I) Period adjusted according to note 3.

	Parent Company
	Current liabilities		Non-current liabilities
	September 30, 2012	December 31, 2011	September 30, 2012	December 31, 2011
	(unaudited)		(unaudited)
Long-term contracts abroad
Loans and financing in:
United States dollars	272,488	165,056	4,890,497	3,324,996
Fixes rates:
United States dollars	—	—	3,039,000	—
Euro	—	—	3,907,478	1,812,375
Accrued charges	107,784	81,188	—	—
	380,272	246,244	11,836,975	5,137,371
Long-term contracts in Brazil
Indexed to TJLP, TR, IGP-M e CDI	289,324	447,162	8,736,504	9,458,422
Basket of currencies	950	—	—	—
Loans in United States dollars	334,431	—	2,409,773	—
Non-convertible debentures into shares	—	—	4,000,000	4,000,000
Accrued charges	233,309	198,248	—	—
	858,014	645,410	15,146,277	13,458,422
	1,238,286	891,654	26,983,252	18,595,793

(A free translation from the original in Portuguese)

The long-term portion as at September 30, 2012 has maturity in the following years (unaudited):

	Consolidated	Parent Company
2013	4,275,866	4,305,276
2014	2,678,950	2,306,382
2015	2,308,350	1,430,131
2016	3,652,220	1,447,547
2017 onwards	41,572,611	17,493,916
	54,487,997	26,983,252

In September 30, 2012, the annual interest rates incident on the long-term debts was as follows (unaudited):

	Consolidated	Parent Company
Up to 3%	10,774,441	7,929,860
3,1% to 5% (*)	11,321,335	4,689,166
5,1% to 7%	24,350,523	8,313,764
7,1% to 9% (**)	7,988,146	5,261,421
9,1% to 11% (**)	2,222,178	2,027,327
Over 11% (**)	941,668	—
Variable	930	—
	57,599,221	28,221,538

(*) Includes Eurobonds. For this operation we have entered into derivative transactions at a cost of 4.51% per year in US dollars.

(**) Includes non-convertible debentures and other Brazilian Real denominated debt that bear interest at the CDI and Brazilian Government Long-term Interest Rates (“TJLP”), plus a spread. For these operations, we have entered into derivative transactions to mitigate our exposure to the floating rate debt denominated in Brazilian Real, totaling R$ 13,599 million (US$ 6,712 million) of which R$ 12,839 million (US$ 6,337 million) has an original interest rate above 5.1% per year. The average cost after taking into account the derivative transactions is 2.64% per year in US dollars.

The total average cost of all derivative transactions is of 3.07% per year in US Dollars.

In September 2012, Vale issued R$ 3,039 million (US$1,500 million) notes due 2042. The 2042 notes were sold at a price of 99.198% of the principal amount and will bear a coupon of 5.625% per year, payable semi-annually.

In August 2012, Vale International entered into a bilateral Pre-export Financing Agreement with a commercial bank in an amount of R$ 304 million (US$ 150 million) maturing in 5 years from its disbursement date. As of September 30, 2012, Vale International withdrew the total amount of this facility.

On July 10, 2012 we issued R$ 1,862 million (€750 million), equivalent to US$ 919, euro-denominated notes due 2023. These notes will bear a coupon of 3.75% per year, payable annually, at a price of 99.608% of the principal amount.

In April 2012, through our wholly-owned subsidiary Vale Overseas Limited, we received the amount related to the issue of R$ 2,533 (US$ 1,250) notes due 2022 that were priced in March at a price of 101.345% of the principal amount. The notes will bear a coupon of 4.375% per year, payable semi-annually and will be consolidated with, and form a single series with, Vale Overseas’s R$ 2 billion (US$ 1 billion) 4.375% notes due 2022 issued on January 2012. Those notes issued in January, 2012 were sold at a price of 98.804% of the principal amount.

c)                                      Credit lines

In September 2012, Vale entered into a R$3,9 billion financing agreement with Banco Nacional de Desenvolvimento Econômico Social (“BNDES”) to finance the implementation of the CLN 150 Mtpy project, which will expand logistics infrastructure in Vale’s Northern System. As of September 30, 2012, we had drawn R$ 1,3 billion under this facility.

In August 2011, we entered into an agreement with a syndicate of financial institutions to finance the acquisition of five large ore carriers and two capesize bulkers at two Korean shipyards.  The agreement provides a credit line of up to R$ 1,074 million (US$ 530 million).  As of September 30, 2012, Vale had drawn R$ 875 million (US$ 432 million) under the facility and the remaining portion of the Facility was canceled.

(A free translation from the original in Portuguese)

In October 2010, we signed an agreement with Export Development Canada (“EDC”) to finance our investment program. Under the agreement, EDC will provide a credit line of up to R$ 2,026 billion (US$ 1 billion).. As of September 30, 2012, Vale had drawn R$ 1,874 million (US$ 925 million).

In September 2010, Vale entered into agreements with The Export-Import Bank of China and the Bank of China Limited for the financing to build 12 very large ore carriers comprising a facility for an amount of up to R$ 2,490 million (US$ 1,229 million). The financing has a 13-year total term to be repaid, and the funds will be disbursed during 3 years according to the construction schedule. As of September 30, 2012, we had drawn R$ 1,443 million (US$ 712 million) under this facility.

In June 2010, Vale established certain facilities with BNDES for a total amount of R$ 774 million, to finance the acquisition of domestic equipments. On March 31, 2011, Vale increased this facility through a new agreement with BNDES for R$ 103 million. As of September 30, 2012, we had drawn R$ 787 million under these facilities.

In May 2008, the Company has signed agreements with Japanese long term financing credit agencies in the amount of R$ 10,130 million (US$ 5 billion), being R$ 6,080 million (US$ 3 billion) with Japan Bank for International Cooperation (“JBIC”) and R$ 4,050 million (US$ 2 billion) with Nippon Export and Investment Insurance (“NEXI”), to finance mining projects, logistics and energy generation. Until September 30, 2012, Vale through its subsidiary PT Vale Indonesia Tbk (“PTVI”) withdrew R$ 608 million (US$ 300 million), under the credit facility from NEXI to finance the construction of the hydroelectric plant of Karebbe, Indonesia.

In April 2008, Vale has signed a credit line in the amount of R$ 7,3 billion with BNDES to finance its investment program. As of September 30, 2012, Vale withdrew R$ 3,260 million in this line.

d)                                      Revolving credit lines

Vale has available revolving credit lines that can be disbursed and paid at any time, during its availability period. On September 30, 2012, the total amount available under the revolving credit lines was R$ 6,080 million (US$ 3,000 million), which can be drawn by Vale S.A., Vale Canada Limited and Vale International.

e)                                      Guarantee

On September 30, 2012, R$ 2,703 million (US$ 1,334 million) of the total aggregate outstanding debt was secured by property, plant and equipment and receivables.

f)                                        Covenants

Our principal covenants require us to maintain certain ratios, such as debt to EBITDA and interest coverage. We have not identified any events of noncompliance as of September 30, 2012.

(A free translation from the original in Portuguese)

19 -                           Provisions

We are involved parties in labor, civil, tax and other ongoing lawsuits and are discussing these issues at an administrative level and in court, and, when applicable, there are supported by judicial deposits. Provisions for losses resulting from these processes are estimated and updated by the Company, supported by the legal opinion of the legal board of the Company and by its external legal consultants.

	Consolidated
	Three-month period ended (unaudited)
	Tax contingencies	Civil contingencies	Labor contingencies	Environmental contingencies	Total accrued liabilities
Balance as June 30, 2012	1,303,567	520,232	1,575,421	65,454	3,464,674
Additions	1,104,066	85,165	131,614	4,926	1,325,771
Reversals	(3,709)	(2,996)	(122,007)	(6,406)	(135,118)
Payments	(5,189)	(2,034)	(1,210)	(193)	(8,626)
Monetary update	20,974	(38,922)	3,529	(301)	(14,720)
Transfer of assets available for sale	—	—	(62)	(810)	(872)
Balance as September 30, 2012	2,419,709	561,445	1,587,285	62,670	4,631,109

	Consolidated
	Three-month period ended (unaudited)
	Tax contingencies	Civil contingencies	Labor contingencies	Environmental contingencies	Total accrued liabilities
Balance as March 31, 2012	1,251,799	547,115	1,445,117	64,797	3,308,828
Additions	20,988	53,482	184,030	4,811	263,311
Reversals	(381)	(79,495)	(57,383)	(3,725)	(140,984)
Payments	(2,625)	(21,669)	(6,370)	—	(30,664)
Monetary update	33,786	20,799	10,540	1,781	66,906
Transfer of assets available for sale	—	—	(513)	(2,210)	(2,723)
Balance as June 30, 2012	1,303,567	520,232	1,575,421	65,454	3,464,674

	Consolidated
	Three-month period ended (unaudited)
	Tax contingencies	Civil contingencies	Labor contingencies	Environmental contingencies	Total accrued liabilities
Balance as June 30, 2011	1,166,260	871,086	1,285,124	71,727	3,394,197
Additions	5,725	18,620	195,237	—	219,582
Reversals	(1,627)	(4,292)	(131,324)	(17,923)	(155,166)
Payments	(1,742)	(842)	(3,771)	—	(6,355)
Monetary update	62,920	15,221	5,608	(1,005)	82,744
Balance as September 30, 2011	1,231,536	899,793	1,350,874	52,799	3,535,002

	Consolidated
	Nine-month period ended (unaudited)
	Tax contingencies	Civil contingencies	Labor contingencies	Environmental contingencies	Total accrued liabilities
Balance as January 1, 2012	1,223,957	455,544	1,404,651	60,588	3,144,740
Additions	1,145,741	185,622	426,779	12,478	1,770,620
Reversals	(15,570)	(85,447)	(245,386)	(10,704)	(357,107)
Payments	(13,807)	(25,114)	(23,453)	(193)	(62,567)
Monetary update	79,388	30,840	25,269	3,521	139,018
Transfer to assets held for sale	—	—	(575)	(3,020)	(3,595)
Balance as September 30, 2012	2,419,709	561,445	1,587,285	62,670	4,631,109

	Consolidated
	Nine-month period ended (unaudited)
	Tax contingencies	Civil contingencies	Labor contingencies	Environmental contingencies	Total accrued liabilities
Balance as January 1, 2011 (I)	1,248,528	847,465	1,234,434	78,172	3,408,599
Additions	34,025	109,405	441,393	4,435	589,258
Reversals	(55,498)	(90,592)	(300,824)	(18,579)	(465,493)
Payments	(12,773)	(1,372)	(8,343)	(1,096)	(23,584)
Monetary update	17,254	34,887	(15,786)	(10,133)	26,222
Balance as September 30, 2011	1,231,536	899,793	1,350,874	52,799	3,535,002

(I) Period adjusted according to note 3.

(A free translation from the original in Portuguese)

	Parent Company
	Nine-month period ended (unaudited)
	Tax contingencies	Civil contingencies	Labor contingencies	Environmental contingencies	Total accrued liabilities
Non-current liabilities
Balance as January 1, 2012	442,353	222,986	1,217,304	45,043	1,927,686
Additions	1,128,860	75,046	412,330	6,904	1,623,140
Reversals	(11,662)	(43,430)	(230,715)	(8,485)	(294,292)
Payments	(10,563)	(23,660)	(6,947)	(193)	(41,363)
Monetary update	27,341	12,172	10,915	2,341	52,769
Balance as September 30, 2012	1,576,329	243,114	1,402,887	45,610	3,267,940

	Parent Company
	Nine-month period ended (unaudited)
	Tax contingencies	Civil contingencies	Labor contingencies	Environmental contingencies	Total accrued liabilities
Non-current liabilities
Balance as January 1, 2011	324,518	680,338	1,072,097	30,820	2,107,773
Additions	28,906	47,835	437,216	6,140	520,097
Reversals	(4,551)	(90,587)	(297,064)	(2,737)	(394,939)
Payments	(1,455)	(1,209)	(4,720)	(55)	(7,439)
Monetary update	71,258	33,542	(36,497)	4,871	73,174
Balance as September 30, 2011	418,676	669,919	1,171,032	39,039	2,298,666

Provisions for Tax Contingencies - The nature of tax contingencies refer to discussions on the basis of calculation of the Financial Compensation for Exploiting Mineral Resources (“CFEM”) and denials of compensation claims of credits in the settlement of federal taxes in Brazil, and mining taxes in our foreign subsidiaries. The other causes refer to the charges of Additional Port Workers Compensation (“AITP”) and questions about the location for the purpose of incidence of Service Tax (“ISS”).

On September 2012, we has considered as probable the loss related to the deductibility of transportation expenditures in arriving at the amount upon which the CFEM is calculated, increasing the provision of R$ 1,1 billion. At September 30, 2012 the total liability in relation to CFEM was R$ 1.424.522.

Provision for Civil Contingencies - These are related to the demands that involve contracts between Vale and other group companies with their service providers, requiring differences in values due to alleged losses that have occurred due to various economic plans, other demands are related to accidents, actions damages and others related to monetary compensation in actions vindicatory.

Provision for Labor Contingencies — Labor Contingencies consist mainly of hours in “intinere”, hazard pay and poor health and claims linked to disputes over the amount of compensation paid upon dismissal and the one-third payment of vacations. The social security contingencies are also included in this context arising from parcels of labor, in the case of legal and administrative disputes between the INSS and the Vale/group companies, whether these are at the root is the incidence of compulsory social security or not.

In addition to those provisions, there are judicial deposits. These deposits are the guarantees to the contingencies required in court. They are monetarily readjusted and reported in noncurrent assets of the Company until it happens the court decision to rescue these deposits by the complainant, unless there is a favorable outcome of the issue to the entity.

Judicial deposits are as follows:

	Consolidated		Parent Company
	September 30, 2012	December 31, 2011 (I)	September 30, 2012	December 31, 2011
	(unaudited)		(unaudited)
Tax contingencies	922,057	771,106	550,640	474,314
Civil contingencies	387,361	282,712	277,512	184,296
Labor contingencies	1,780,119	1,671,362	1,585,252	1,424,875
Environmental contingencies	10,980	9,419	9,539	8,007
Total	3,100,517	2,734,599	2,422,943	2,091,492

(I) Period adjusted according to note 3.

The Company discusses in its administrative and judicial sphere legal actions where the loss expectation is considered possible and understands there is no needs to provide, since there is a strong legal basis for the positioning of the Company.

(A free translation from the original in Portuguese)

These contingent liabilities are split between tax, civil, labor and social security, and are as follows:

	Consolidated		Parent Company
	September 30, 2012	December 31, 2011 (I)	September 30, 2012	December 31, 2011
	(unaudited)		(unaudited)
Possible Contingencies
Tax contingencies	33,156,910	33,568,634	30,321,101	30,814,229
Civil contingencies	3,597,713	2,771,868	3,292,547	1,567,432
Labor contingencies	3,716,175	3,592,238	3,303,962	3,348,376
Environmental contingencies	2,282,422	2,009,729	2,254,351	2,009,489
Total	42,753,220	41,942,469	39,171,961	37,739,526

(I) Period adjusted according to note 3.

The largest individual claim classified as reasonably possible tax contingencies refers to tax assessments against us regarding the payment of Income Tax and Social Contribution calculated based on the equity method in foreign subsidiaries.

The Brazilian federal tax authority (Receita Federal) contends that we should pay those taxes and contributions on the net income of our non-Brazilian subsidiaries and affiliates. The position of the tax authority is based on Article 74 of Brazilian Provisional Measure 2,158-35/2001 (“Article 74”), a tax regulation issued in 2001 by Brazil’s President, and on implementing regulations adopted by the tax authority under Article 74. The tax authority has issued four tax assessments (autos de infração) against us for payment of R$ 11,885 million at September 30, 2012 (R$ 12,414 million at December 31 2011) in taxes in accordance with Article 74 for the tax years 1996 through 2008, plus interest and penalties of R$18,306 million at September 30, 2012 (R$ 18,273 million at December 31, 2011) through September 30, 2011, amounting to a total of R$ 30,191 million (R$ 30,687 million at December 31, 2011). The decline in the value from December 31, 2011, was caused by the cancelation by the tax authority of the part of the claim related to the exchange variation over the foreign subsidiaries, in amount of R$ 1,651 million.

20 -                           Asset retirement obligation

The Company uses various judgments and assumptions when measuring the obligations related to the discontinuation of the use of assets. The accrued amount is not deducted from the potential costs covered by insurance or indemnities, because their recovery is considered uncertain.

Long term interest rates used to discount to present value and update the provision to September 30, 2012 and December 31, 2011 were 5.82% p.y. The liability is periodically updated based on these discount rates plus the inflation index (“IGP-M”) for the period in reference.

The variation in the provision for asset retirement is demonstrated as follows:

	Consolidated (unaudited)
	Three-month period ended			Nine-month period ended
	September 30, 2012	June 30, 2012	September 30, 2011 (I)	September 30, 2012	September 30, 2011 (I)
Balance on begin of period	3,875,703	3,679,123	2,445,062	3,563,730	2,528,479
Increase expense	109,050	97,028	51,204	266,566	165,415
Liquidation in the current period	(10,144)	(947)	(18,640)	(18,032)	(66,954)
Revisions in estimated cash flows	8,566	3,676	24,633	74,880	(96,436)
Cumulative translation adjustments	60,874	96,823	100,035	156,905	71,790
Balance on ended of period	4,044,049	3,875,703	2,602,294	4,044,049	2,602,294

Current	129,238	80,902	98,357	129,238	98,357
Non-current	3,914,811	3,794,801	2,503,937	3,914,811	2,503,937
	4,044,049	3,875,703	2,602,294	4,044,049	2,602,294

	Parent Company
	Nine-month period ended (unaudited)
	September 30, 2012	September 30, 2011
Balance on begin of period	1,175,745	805,265
Increase expense	61,182	78,414
Liquidation in the current period	—	(28,588)
Revisions in estimated cash flows	—	29,282
Balance on ended of period	1,236,927	884,373

Current	13,615	45,122
Non-current	1,223,312	839,251
	1,236,927	884,373

(A free translation from the original in Portuguese)

21 -         Deferred Income Tax and Social Contribution

The company analyzes the potential tax impact associated with undistributed earnings of each of its subsidiaries and affiliates. For those subsidiaries in which undistributed earnings are intended to be reinvested indefinitely, no deferred tax is recognized. Undistributed earnings of foreign consolidated subsidiaries and affiliates for which no deferred income tax has been recognized for possible future remittances to the parent company totaled approximately R$ 56,142 (US$ 27,711) on September 30, 2012 and R$ 53,284 (US$26,300) at December 31, 2011.  These amounts are considered to be permanently reinvested in the Company’s international business.  It is not practicable to determine the amount of the unrecognized deferred tax liability associated with these amounts.  If the Company did determine to repatriate these earnings, there would be various methods available to us, each with different tax consequences.  There would be also uncertainty as to the timing and amount, if any, of foreign tax credits that would be available, as the calculation of the available foreign tax credit is dependent upon the timing of the repatriation and projections of significant future uncertain events.  The wide range of potential outcomes that could result due to these factors, among others, makes it impracticable to calculate the amount of tax that hypothetically would be recognized on these earnings if they were repatriated.

Changes in deferred taxes are presented as follows:

	Consolidated			Parent Company
	Assets	Liabilities	Total	Assets
Total amount in January 1, 2011 (II)	2,262,947	12,828,178	(10,565,231)	(1,785,291)
Net income effect	1,084,952	525,146	559,806	298,759
Subsidiary acquisition	—	127,410	(127,410)	—
Cumulative translation adjustment	170,112	707,310	(537,198)	—
Deferred social contribution	—	(3,574,271)	3,574,271	3,574,271
Other comprehensive income	20,819	—	20,819	20,819
Total amount in December 31, 2011 (II)	3,538,830	10,613,773	(7,074,943)	2,108,558
Net income effect	1,377,030	(319,180)	1,696,210	1,060,813
Cumulative translation adjustment	110,155	641,766	(531,611)	—
Sale on subsidiary	(9,825)	(187,648)	177,823	—
Reversal of deferred tax	—	(2,533,411)	2,533,411	—
Other comprehensive income	(2,340)	—	(2,340)	9,203
Total amount in September 30, 2012 (unaudited)	5,013,850	8,215,300	(3,201,450)	3,178,574

(II) Period adjusted according to note 3, in consolidated.

There were no changes in the rates of taxes in the countries where we operate in the period. See below the total amount of income tax and social contribution recognized in the income statement:

	Consolidated (unaudited)
	Three-month period ended			Nine-month period ended
	September 30, 2012	June 30, 2012	September 30, 2011 (I)	September 30, 2012	September 30, 2011 (I)
Income before tax and social contribution	3,908,815	2,993,529	8,231,411	14,450,266	35,745,444
Results of equity investments	(313,869)	(309,600)	(445,576)	(1,060,489)	(1,562,796)
Exchange variation - not taxable	(45,194)	715,115	(306,815)	319,471	(114,265)
	3,549,752	3,399,044	7,479,020	13,709,248	34,068,383
Income tax and social contribution at statutory rates - 34%	(1,206,916)	(1,155,675)	(2,542,867)	(4,661,145)	(11,583,250)
Adjustments that affects the basis of taxes:
Income tax benefit from interest on stockholders’ equity	635,177	670,248	946,680	1,975,673	2,086,929
Tax incentive	170,393	—	109,408	329,889	700,806
Results of overseas companies taxed by different rates which differs from the parent company rate	(350,609)	317,152	533,692	502,302	2,085,745
Reversal	—	—	(183,416)	—	(183,416)
Deductible Social Contribution paid	—	—	885,981	—	885,981
Others	5,387	(178,400)	(128,900)	(170,555)	(503,519)
Income tax and social contribution on the profit for the period	(746,568)	(346,675)	(379,422)	(2,023,836)	(6,510,724)
Reversal of deferred tax (see note 7a)	—	2,533,411	—	2,533,411	—
Income tax and social contribution on the profit for the period	(746,568)	2,186,736	(379,422)	509,575	(6,510,724)

(I) Period adjusted according to note 3.

(A free translation from the original in Portuguese)

	Parent Company
	Three-month period ended			Nine-month period ended
	September 30, 2012	June 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Income before tax and social contribution	4,095,164	5,751,963	7,845,885	17,313,895	34,097,576
Results of equity investments	819,640	(2,804,869)	(1,234,009)	(4,441,304)	(8,739,663)
	4,914,804	2,947,094	6,611,876	12,872,591	25,357,913
Income tax and social contribution at statutory rates - 34%	(1,671,033)	(1,002,012)	(2,248,038)	(4,376,681)	(8,621,691)
Adjustments that affects the basis of taxes:
Income tax benefit from interest on stockholders’ equity	635,177	670,248	946,680	1,975,673	2,066,529
Tax incentive	169,823	—	104,562	329,208	694,775
Deductible Social Contribution paid	—	—	885,981	—	885,981
Others	98,952	(106,533)	357,866	120,054	336,108
Income tax and social contribution on the profit for the period	(767,081)	(438,297)	47,051	(1,951,746)	(4,638,298)

Whereas published on December 31, 2011, there were no changes in tax incentives received by the company.

The Company is subject to revision of income tax by tax authorities for up to five years in companies operating in Brazil, ten years for operations in Indonesia and up to seven years for companies with operations in Canada.

22 -         Obligations to Employee Benefits

a) Costs of retirement benefits obligations

In the 2011 annual statements, Vale disclosed it expects in 2012 to pay pension plans and other benefits of R$ 490,000 in relation to the consolidated and R$ 271,000 in relation to the parent company. Until September 30, 2012 contributions totaled R$ 433,474 to the consolidated and R$ 246,373 to the parent. Vale does not expect significant changes in estimates in 2011.

	Consolidated
	Three-month period ended (unaudited)
	September 30, 2012			June 30, 2012			September 30, 2011 (I)
	Overfunded pension plans (*)	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans (*)	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans (*)	Underfunded pension plans	Others underfunded pension plans
Service cost - benefits earned during the period	13,382	26,139	19,626	13,382	32,308	14,882	384	30,026	13,267
Interest cost on projected benefit obligation	252,806	99,372	50,254	228,410	119,063	48,751	162,081	172,298	42,106
Expected return on assets	(430,424)	(95,738)	—	(402,995)	(118,747)	—	(273,957)	(158,697)	(328)
Amortization of initial transition obligation	(836,668)	55,717	(5,242)	(295,025)	23,327	(3,927)	—	8,833	(7,821)
Effect of the limit in paragraph 58 (b)	1,000,904	—	—	455,907	—	—	111,492	—	—
Net periodic pension cost	—	85,490	64,638	(321)	55,951	59,706	—	52,460	47,224

	Consolidated
	Nine-month period ended
	September 30, 2012			September 30, 2011 (I)
	Overfunded pension plans (*)	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans (*)	Underfunded pension plans	Others underfunded pension plans
Service cost - benefits earned during the period	27,228	98,311	50,770	1,443	93,470	39,916
Interest cost on projected benefit obligation	653,665	389,315	146,304	486,948	517,292	126,017
Expected return on assets	(1,165,759)	(399,891)	—	(822,646)	(474,979)	(980)
Amortization of initial transition obligation	(1,109,961)	96,035	(12,804)	—	33,236	(21,456)
Effect of the limit in paragraph 58 (b)	1,594,827	—	—	334,255	—	—
Net periodic pension cost	—	183,770	184,270	—	169,019	143,497

	Parent Company
	September 30, 2012			September 30, 2011
	Overfunded pension plans (*)	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans (*)	Underfunded pension plans	Others underfunded pension plans
Service cost - benefits earned during the period	25,872	12,918	5,321	47	20,783	3,546
Interest cost on projected benefit obligation	588,544	104,750	37,527	429,520	228,064	32,169
Expected return on assets	(1,076,806)	(125,513)	—	(745,614)	(207,625)	—
Amortization of initial transition obligation	(1,109,961)	—	1,343	—	—	—
Effect of the limit in paragraph 58 (b)	1,572,351	—	—	316,047	—	—
Net periodic pension cost	—	(7,845)	44,191	—	41,222	35,715

(*) The Company has not recorded on its balance sheet assets and their counterparts resulting from actuarial valuation of plan surplus, because there is no clear evidence on achievement, as stated in paragraph 58 (b) of the CPC 33.

(I) Period adjusted according to note 3.

(A free translation from the original in Portuguese)

b)              Profit sharing plan

The Company, based on the Profit Sharing Program (“PPR”) enables the definition, monitoring, evaluation and recognition of individual and collective performance of its employees. The methodology for calculating the PPR is the same adopted on December 31, 2011.

The Company accrued expenses / costs related to participation in the result as follows:

	Consolidated (unaudited)
	Three-month period ended			Nine-month period ended
	September 30, 2012	June 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011

Operational expenses	124,952	90,455	177,017	510,799	467,388
Cost of goods sold	183,864	135,254	188,509	538,698	588,660
Total	308,816	225,709	365,526	1,049,497	1,056,048

	Parent Company
	Nine-month period ended (unaudited)
	September 30, 2012	September 30, 2011

Operational expenses	510,799	478,769
Cost of goods sold	475,726	501,164
Total	986,525	979,933

c)             Long-term incentives Plan

In order to encourage the vision of “stockholder”, in addition to increasing the ability to retain executives and strengthen the culture of sustained performance, the Board of Directors approved a Long-term incentive plan for some of the executives of the Company, covering cycles of three years.

The terms of the plan, the methodology for calculating and the accounting treatment applied to the plan in December 31, 2011 remains unchanged. The total number of shares subject to the plan on September 30, 2012 and December 31, 2011 are 4,430,289 and 3,012,538 and the total amount of liability are R$ 136,533 and R$ 203,645, respectively.

(A free translation from the original in Portuguese)

23 -         Classification of financial instruments

The classification of financial assets and liabilities is shown in the following tables:

	Consolidated
	September 30, 2012 (unaudited)
	Loans and receivables (a)	At fair value through profit or loss (b)	Derivatives designated as hedge (c)	Held to maturity (d)	Total
Financial assets
Current
Cash and cash equivalents	16,105,087	—	—	—	16,105,087
Short-term investments	—	—	—	1,387,283	1,387,283
Derivatives at fair value	—	459,360	109,410	—	568,770
Accounts receivable from customers	13,420,994	—	—	—	13,420,994
Related parties	599,872	—	—	—	599,872
	30,125,953	459,360	109,410	1,387,283	32,082,006
Non current
Related parties	1,101,755	—	—	—	1,101,755
Loans and financing	362,018	—	—	—	362,018
Derivatives at fair value	—	2,394	28,654	—	31,048
	1,463,773	2,394	28,654	—	1,494,821
Total of Assets	31,589,726	461,754	138,064	1,387,283	33,576,827

Financial liabilities
Current
Suppliers and contractors	9,227,404	—	—	—	9,227,404
Derivatives at fair value	—	188,006	52,453	—	240,459
Current portion of long-term debt	3,111,224	—	—	—	3,111,224
Loans and financing	1,023,624	—	—	—	1,023,624
Related parties	400,040	—	—	—	400,040
	13,762,292	188,006	52,453	—	14,002,751
Non current
Derivatives at fair value	—	1,961,495	—	—	1,961,495
Loans and financing	54,487,997	—	—	—	54,487,997
Related parties	164,679	—	—	—	164,679
Debentures	—	3,479,601	—	—	3,479,601
	54,652,676	5,441,096	—	—	60,093,772
Total of Liabilities	68,414,968	5,629,102	52,453	—	74,096,523

(a) Non-derivative financial instruments with determinable cash flow.

(b) Financial instruments acquired with the purpose of trading in the short term.

(c) See note 26a.

(d) Financial instruments that the Company has the positive intention and ability to hold to maturity.

	Consolidated
	December 31, 2011 (I)
	Loans and receivables (a)	At fair value through profit or loss (b)	Derivatives designated as hedge (c)	Available-for-sale (d)	Total
Financial assets
Current
Cash and cash equivalents	6,593,177	—	—	—	6,593,177
Derivatives at fair value	—	809,896	301,848	—	1,111,744
Accounts receivable from customers	15,888,807	—	—	—	15,888,807
Related parties	153,738	—	—	—	153,738
	22,635,722	809,896	301,848	—	23,747,466
Non current
Related parties	904,172	—	—	—	904,172
Loans and financing	399,277	—	—	—	399,277
Derivatives at fair value	—	112,253	—	—	112,253
	1,303,449	112,253	—	—	1,415,702

Total of financial assets	23,939,171	922,149	301,848	—	25,163,168

Financial liabilities
Current
Suppliers and contractors	8,851,220	—	—	—	8,851,220
Derivatives at fair value	—	109,691	26,006	—	135,697
Current portion of long-term debt	2,807,280	—	—	—	2,807,280
Loans and financing	40,044	—	—	—	40,044
Related parties	42,907	—	—	—	42,907
	11,741,451	109,691	26,006	—	11,877,148
Non current
Derivatives at fair value	—	1,238,542	—	—	1,238,542
Loans and financing	40,224,674	—	—	—	40,224,674
Related parties	170,616	—	—	—	170,616
Debentures	—	2,495,995	—	—	2,495,995
	40,395,290	3,734,537	—	—	44,129,827

Total of financial liabilities	52,136,741	3,844,228	26,006	—	56,006,975

(I) Period adjusted according to note 3.

(A free translation from the original in Portuguese)

	Parent Company
	September 30, 2012 (unaudited)
	Loans and receivables (a)	At fair value through profit or loss (b)	Derivatives designated as hedge (c)	Available-for-sale (d)	Total
Financial assets
Current
Cash and cash equivalents	6,430,634	—	—	—	6,430,634
Derivatives at fair value	—	372,082	—	—	372,082
Accounts receivable from customers	22,040,321	—	—	—	22,040,321
Related parties	1,327,660	—	—	—	1,327,660
	29,798,615	372,082	—	—	30,170,697
Non Current
Related parties	817,471	—	—	—	817,471
Loans and financing	170,425	—	—	—	170,425
Derivatives at fair value	—	2,080	—	—	2,080
	987,896	2,080	—	—	989,976
Total of Assets	30,786,511	374,162	—	—	31,160,673

Financial Liabilities
Current
Suppliers and contractors	4,363,343	—	—	—	4,363,343
Derivatives at fair value	—	159,814	52,453	—	212,267
Current portion of long-term debt	1,238,286	—	—	—	1,238,286
Loans and financing	1,023,624	—	—	—	1,023,624
Related parties	6,727,779	—	—	—	6,727,779
	13,353,032	159,814	52,453	—	13,565,299
Non Current
Derivatives at fair value	—	1,579,647	—	—	1,579,647
Loans and financing	26,983,252	—	—	—	26,983,252
Related parties	29,400,451	—	—	—	29,400,451
Debentures	—	3,479,601	—	—	3,479,601
	56,383,703	5,059,248	—	—	61,442,951
Total of Liabilities	69,736,735	5,219,062	52,453	—	75,008,250

	Parent Company
	December 31, 2011
	Loans and receivables (a)	At fair value through profit or loss (b)	Derivatives designated as hedge (c)	Available-for-sale (d)	Total
Financial assets
Current
Cash and cash equivalents	574,787	—	—	—	574,787
Derivatives at fair value	—	573,112	621	—	573,732
Accounts receivable from customers	15,808,849	—	—	—	15,808,849
Related parties	2,561,308	—	—	—	2,561,308
	18,944,944	573,112	621	—	19,518,676
Non current
Related parties	445,769	—	—	—	445,769
Loans and financing	158,195	—	—	—	158,195
Derivatives at fair value	—	96,262	—	—	96,262
	603,964	96,262	—	—	700,226
Total of financial assets	19,548,908	669,374	621	—	20,218,902

Financial liabilities
Current
Suppliers and contractors	3,503,577	—	—	—	3,503,577
Derivatives at fair value	—	91,464	26,006	—	117,470
Current portion of long-term debt	891,654	—	—	—	891,654
Related parties	4,959,017	—	—	—	4,959,017
	9,354,248	91,464	26,006	—	9,471,718
Non current
Derivatives at fair value	—	953,357	—	—	953,357
Loans and financing	18,595,793	—	—	—	18,595,793
Related parties	28,654,132	—	—	—	28,654,132
Debentures	—	2,495,995	—	—	2,495,995
	47,249,925	3,449,352	—	—	50,699,277
Total of financial liabilities	56,604,173	3,540,816	26,006	—	60,170,995

(A free translation from the original in Portuguese)

24 -         Fair Value Estimative

Due to the short-term cycle, it is assumed that the fair value of cash and cash equivalents balances, short-term investments, accounts receivable and accounts payable are close to their book values. For measurement and determination of fair value, the Company uses various methods including market approaches, income or cost, in order to estimate the value that market participants would use when pricing the asset or liability.  The financial assets and liabilities recorded at fair value should be classified and disclosed in accordance with the following levels:

Level 1 — Unadjusted quoted prices on an active, liquid and visible market for identical assets or liabilities that are accessible at the measurement date;

Level 2 - Quoted prices (adjusted or unadjusted) for identical or similar assets or liabilities on active markets; and

Level 3 - Assets and liabilities, where quoted prices, do not exist, or where prices or valuation techniques are supported by little or no market activity, unobservable or illiquid.

The tables below present the assets and liabilities of the parent and the consolidated company measured at fair value on September 30, 2012 and December 31, 2011.

	Consolidated
	September 30, 2012 (unaudited)			December 31, 2011 (I)
	Level 1	Level 2	Total (II)	Level 1	Level 2	Total (II)
Financial Assets
Current
Derivatives at fair value through profit or loss	283	459,077	459,360	49	809,847	809,896
Derivatives designated as hedges	—	109,410	109,410	—	301,848	301,848
	283	568,487	568,770	49	1,111,695	1,111,744
Available-for-sale

Non-Current
Derivatives
Derivatives at fair value through profit or loss	—	2,394	2,394	—	112,253	112,253
Derivatives designated as hedges	—	28,654	28,654	—	—	—
	—	31,048	31,048	—	112,253	112,253
Total of Assets	283	599,535	599,818	49	1,223,948	1,223,997

Financial Liabilities
Current
Derivatives at fair value through profit or loss	2,827	185,179	188,006	775	108,916	109,691
Derivatives designated as hedges	—	52,453	52,453	—	26,006	26,006
	2,827	237,632	240,459	775	134,922	135,697
Non-Current
Derivatives
Derivatives at fair value through profit or loss	—	1,961,495	1,961,495	—	1,238,542	1,238,542
Stockholders’ debentures	—	3,479,601	3,479,601	—	2,495,995	2,495,995
	—	5,441,096	5,441,096	—	3,734,537	3,734,537
Total of Liabilities	2,827	5,678,728	5,681,555	775	3,869,459	3,870,234

(I) Period adjusted according to note 3.

(II) No classification according to the level 3.

(A free translation from the original in Portuguese)

	Parent Company
	September 30, 2012 (unaudited)	December 31, 2011
	Level 2 (I)	Level 2 (I)
Financial Assets
Current
Derivatives
Derivatives at fair value through profit or loss	372,082	573,111
Derivatives designated as hedges	—	621
	372,082	573,732
Non-current
Derivatives at fair value through profit or loss	2,080	96,262
	2,080	96,262
Total of assets	374,162	669,994

Financial Liabilities
Current
Derivatives
Derivatives at fair value through profit or loss	159,814	91,464
Derivatives designated as hedges	52,453	26,006
	212,267	117,470
Non-current
Derivatives
Derivatives at fair value through profit or loss	1,579,647	953,357
Stockholders’ debentures	3,479,601	2,495,995
	5,059,248	3,449,352
Total of liabilities	5,271,515	3,566,822

(I) No classification according to the level 1 and 3.

a)             Methods and Techniques of Evaluation

i.              Assets and liabilities at fair value through profits or loss

Comprise derivatives not designated as hedges and stockholders’ debentures.

•              Derivatives designated or not as hedge

The financial instruments were evaluated by calculating their present value through the use of curves that impact the instrument on the dates of verification. The curves and prices used in the calculation for each group of instruments are detailed in the “market curves”.

The pricing method used in the case of European options is the Black & Scholes model. In this model, the fair value of the derivative is a function of volatility and price of the underlying asset, the exercise price of the option, the interest rate and period to maturity. In the case of options when the income is a function of the average price of the underlying asset over a period of life of the option, called Asian, we use the model of Turnbull & Wakeman. In this model, besides the factors that influence the option price in the Black-Scholes model, is considered the forming period of the average price.

In the case of swaps, both the present value of the active tip and the passive tip are estimated by discounting cash flows by the interest rate of the currency in which the swap is denominated. The difference between the present value of active tip and passive tip of swap generates its fair value.

In the case of swaps tied to Long-Term Interest Rate (“TJLP”), the calculation of fair value considers the TJLP constant, that is, projections of future cash flows in Brazilian Real are made considering the last TJLP disclosed.

Contracts for the purchase or sale of products, inputs and costs of selling with future settlement are priced using the forward curves for each product. Typically, these curves are obtained in the stock exchange where the products are traded, such as the London Metals Exchange (“LME”), the Commodity Exchange (“COMEX”) or other providers of market prices. When there is no price for the desired maturity, Vale uses interpolation between the available maturities.

•              Stockholders’ Debentures

Comprise the debentures issued on behalf of the privatization process (see note 29(b)), whose fair values are measured based on market approach, and its reference prices are available on the secondary market.

(A free translation from the original in Portuguese)

ii.            Assets available-for-sales

Comprise the assets that are not held-to-maturity, for strategic reasons. Comprise investments that are valued based on quoted prices in active markets where available or internal assessments based on expected future cash flows of the assets.

b)             Fair value measurement compared to book value

For the loans allocated in the level 1, the evaluation method used to estimate the fair value of debt is the market approach to the contracts listed on the secondary market. And for the loans allocated in the level 2, the fair value for both fixed-indexed rate debt and floating rate is determined from the discounted cash flow using the future values of the Libor rate and the curve of Vale’s Bonds (income approach).

The fair values and carrying amounts of non-current loans (net of interest) are shown in the table below:

	Consolidated
	September 30, 2012 (unaudited)
	Balance	Fair value	Level 1	Level 2
Loans (long term)*	56,851,870	61,624,842	47,355,724	14,269,118
Perpetual notes**	164,680	164,680	—	164,680

* líquido de juros de R$ 747.351

** classified on “Related parties” (Non-current liabilities)

	Consolidated
	December 31, 2011 (I)
	Balance	Fair value	Level 1	Level 2
Loans (long term)*	42,410,418	48,325,480	35,884,438	12,441,042
Perpetual notes**	149,432	149,432	—	149,432

* Net interest of R$ 621,536

** classified on “Related parties” (Non-current liabilities)

(I) Period adjusted according to note 3.

(II) No classification according to the level 3

	Parent Company
	September 30, 2012 (unaudited)
	Balance	Fair value	Level 1	Level 2
Loans (long term)*	27,880,445	28,888,127	15,095,783	13,792,344

* líquido de juros de R$ 341.093

	Parent Company
	40908
	Balance	Fair value	Level 1	Level 2
Loans (long term)*	19,208,011	19,718,038	12,009,432	7,708,606

* net interest of R$ 279.436

(I) No classification according to the level 3.

(A free translation from the original in Portuguese)

25 -         Stockholders’ Equity

a)             Capital

The Stockholders’ Equity is represented by common and preferred non-redeemable shares without par value. Preferred shares have the same rights as common shares, with the exception of voting for election of members of the Board of Directors. The Board of Directors may, regardless of changes to bylaws, issue new shares (authorized capital), including the capitalization of profits and reserves to the extent authorized.

On September 30, 2012, the capital was R$75,000,000 corresponding to 5,365,304,100 (3,256,724,482 common and 2,108,579,618 preferred) shares with no par value.

	September 30, 2012
Stockholders	ON	PNA	Total
Valepar S.A.	1,716,435,045	20,340,000	1,736,775,045
Brazilian Government (Golden Share)	—	12	12
Foreign investors - ADRs	685,601,284	750,907,968	1,436,509,252
FMP - FGTS	93,628,864	—	93,628,864
PIBB - BNDES	1,983,106	1,832,997	3,816,103
BNDESPar	216,978,881	67,342,071	284,320,952
Foreign institutional investors in the local market	239,685,732	416,942,320	656,628,052
Institutional investors	171,227,713	364,234,911	535,462,624
Retail investors in the country	60,112,375	346,121,647	406,234,022
Treasure stock in the country	71,071,482	140,857,692	211,929,174
Total	3,256,724,482	2,108,579,618	5,365,304,100

b)             Resources linked to the future mandatory conversion in shares

In June 2012, the convertible notes series VALE and VALE.P-2012 were converted into ADS and represent an aggregate of 15,839,592 common shares and 40,241,968 preferred class A shares. The Conversion was made using 56,081,560 treasury stocks held by the Company. The difference between the book value of the treasury stocks R$ 2.079.018 and the total amount received R$ 2.128.536 was recognized in the stockholder’s equity, with no profit or loss impact.

In May 2012, Vale paid additional compensation to holders of notes mandatorily convertible into ADRs, series 2012-VALE and VALE.P-2012, in the amount of R$ 2.787811 and R$ 3.224408 per note, respectively.

c)             Treasury stocks

On September 30, 2012, there are 211,929,174 treasury stocks, in the amount of R$ 7,839,512, as follows:

					Acquisition price
Classes	December 31, 2011	Addition	Reduction	September 30, 2012	Average	Low(*)	High	September 30, 2012	December 31, 2011
				(unaudited)				(unaudited)
Preferred	181,099,814	—	(40,242,122)	140,857,692	37.50	14.02	47.77	39.04	45.08
Common	86,911,207	—	(15,839,725)	71,071,482	35.98	20.07	54.83	40.13	51.50
Total	268,011,021	—	(56,081,847)	211,929,174

(A free translation from the original in Portuguese)

d)             Basic and diluted earnings per share

The values of basic earnings per share and diluted were calculated as follows:

	(unaudited)
	Three-month period ended			Nine-month period ended
	September 30, 2012	June 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011

Net income from continuing operations attributable to the Company’s stockholders	3,328,083	5,313,666	7,892,936	15,362,149	29,459,278
Basic and diluted earnings per share:
Income available to preferred stockholders	1,270,768	2,009,593	3,057,482	5,813,456	11,448,588
Income available to common stockholders	2,057,315	3,304,073	4,835,454	9,548,693	18,010,690
Total	3,328,083	5,313,666	7,892,936	15,362,149	29,459,278

Weighted average number of shares outstanding (thousands of shares) - preferred shares	1,967,722	1,928,076	2,081,031	1,930,600	2,049,637
Weighted average number of shares outstanding (thousands of shares) - common shares	3,185,653	3,170,048	3,234,816	3,171,041	3,224,448
Total	5,153,375	5,098,124	5,315,847	5,101,641	5,274,085

Basic earnings per share
Basic earnings per preferred share	0.65	1.04	1.50	3.01	5.59
Basic earnings per common share	0.65	1.04	1.50	3.01	5.59

Diluted earnings per share
Diluted earnings per preferred share	0.65	1.04	1.50	3.01	5.59
Diluted earnings per common share	0.65	1.04	1.50	3.01	5.59

e)             Remuneration of Stockholders

On October 16, 2012 (subsequent event), the Board of Directors approved the payment of dividends and interest on own capital (“JCP”), the total gross amount of R$ 3.405 million and R$ 2.710 million, equivalent to R$ 0,660654435 and R$ 0,525868977 per outstanding share of Vale.

In April 2012, we paid interest on own capital (“JCP”), the total gross amount of R$ 5,481 million equivalent to R$ 1.075276545 per outstanding share, common or preferred shares of Vale.

(A free translation from the original in Portuguese)

26-          Derivatives

a)             Effects of Derivatives on the balance sheet

	Consolidated
	Assets				Liabilites
	September 30, 2012 (unaudited)		December 31, 2011		September 30, 2012 (unaudited)		December 31, 2011
	Current	Non-current	Current	Non-current	Current	Non-current	Current	Non-current
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	411,585	2,080	766,927	112,253	163,319	1,764,207	91,467	1,100,582
Eurobonds Swap	—	314	—	—	10,955	73,910	7,381	60,644
South African randes forward	—	—	—	—	—	—	9,870	—
Pre dollar swap	34,637	—	34,639	—	—	123,378	—	77,316
	446,222	2,394	801,566	112,253	174,274	1,961,495	108,718	1,238,542
Commodities price risk
Nickel:
Fixed price program	283	—	806	—	10,912	—	973	—
Copper	—	—	167	—	—	—	—	—
Bunker Oil Hedge	12,855	—	7,357	—	2,412	—	—	—
Aluminum	—	—	—	—	408	—	—	—
	13,138	—	8,330	—	13,732	—	973	—
Strategic Nickel	92,817	—	301,227	—	—	—	—	—
Foreign exchange cash flow hedge	16,593	28,654	621	—	52,453	—	26,006	—
	109,410	28,654	301,848	—	52,453	—	26,006	—
Total	568,770	31,048	1,111,744	112,253	240,459	1,961,495	135,697	1,238,542

(I) Period adjusted according to note 3.

	Parent Company
	Assets				Liabilites
	September 30, 2012 (unaudited)		December 31, 2011		September 30, 2012 (unaudited)		December 31, 2011
	Current	Non-current	Current	Non-current	Current	Non-current	Current	Non-current
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	337,445	2,080	538,472	96,262	159,814	1,456,269	91,464	876,041
Pre dollar swap	34,637	—	34,639	—	—	123,378	—	77,316
	372,082	2,080	573,111	96,262	159,814	1,579,647	91,464	953,357
Commodities price risk
Embedded derivatives
Derivatives designated as hedge
Foreign exchange cash flow hedge	—	—	621	—	52,453	—	26,006	—
	—	—	621	—	52,453	—	26,006	—
Total	372,082	2,080	573,732	96,262	212,267	1,579,647	117,470	953,357

(A free translation from the original in Portuguese)

b)             Effects of derivatives in the statement of income

	Three-month period ended			Nine-month period ended
	Consolidated (unaudited)
	September 30, 2012	June 30, 2012	September 30, 2011 (I)	September 30, 2012	September 30, 2011 (I)
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	(107,421)	(790,620)	(1,208,674)	(532,937)	(303,633)
EURO floating rate vs. US$ fixed rate swap	—	—	(109)	—	(358)
US$ floating rate vs. US$ fixed rate swap	—	—	102	—	(81)
AUD Forward	—	—	—	—	(286)
NDF swap	—	—	(1,772)	—	(1,772)
Eurobonds Swap	16,084	(70,231)	(100,909)	(20,923)	(13,710)
US$ fixed rate vs. CDI swap	—	—	286,873	—	214,284
Randes Forward	—	—	(16,168)	—	(13,610)
Treasury future	—	—	—	15,221	—
Pre dollar swap	(8,879)	(30,070)	(37,222)	(17,854)	(24,713)
	(100,216)	(890,921)	(1,077,879)	(556,493)	(143,879)
Commodities price risk
Nickel
Fixed price program	(14,039)	16,484	15,054	(5,555)	57,230
Strategic program	—	—	—	—	24,993
Purchased scrap protection program	(458)	501	1,439	(592)	1,584
Bunker Oil Hedge	—	—	397	—	56,073
Coal	—	—	—	—	(33)
	(14,497)	16,985	16,890	(6,147)	139,847
Embedded derivatives
Energy - Aluminum options	—	—	—	—	(12,074)
	—	—	—	—	(12,074)
Derivatives designated as hedge
Bunker Oil Hedge	1,722	—	—	1,722	—
Strategic Nickel	90,355	70,469	24,478	253,580	(58,202)
Foreign exchange cash flow hedge	1,790	(933)	32,207	1,162	32,207
	93,867	69,536	56,685	256,464	(25,995)
Total	(20,846)	(804,400)	(1,004,304)	(306,176)	(42,101)

Financial income	122,649	115,469	360,550	271,685	386,371
Financial (expenses)	(143,495)	(919,869)	(1,364,854)	(577,861)	(428,472)
Total	(20,846)	(804,400)	(1,004,304)	(306,176)	(42,101)

	Three-month period ended			Nine-month period ended
	Parent company (unaudited)
	September 30, 2012	June 30, 2012	September 30, 2011 (I)	September 30, 2012	September 30, 2011
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	(120,116)	(655,306)	(906,242)	(523,595)	(221,309)
EURO floating rate vs. US$ fixed rate swap	—	—	(109)	—	(358)
US$ fixed rate vs. CDI swap	—	—	286,873	—	214,284
Pre dollar swap	(8,879)	(30,069)	(37,222)	(17,853)	(24,713)
	(128,995)	(685,375)	(656,700)	(541,448)	(32,096)
Commodities price risk
Nickel
Embedded derivatives
Derivatives designated as hedge
Foreign exchange cash flow hedge	—	—	32,207	—	32,207
	—	—	32,207	—	32,207
Total	(128,995)	(685,375)	(624,493)	(541,448)	111

Financial income	—	—	319,080	—	246,491
Financial (expenses)	(128,995)	(685,375)	(943,573)	(541,448)	(246,380)
Total	(128,995)	(685,375)	(624,493)	(541,448)	111

(I) Period adjusted according to note 3.

(A free translation from the original in Portuguese)

c)             Effects of derivatives as Cash Flow hedge

	(Inflows)/ Outflows
	Three-month period ended			Nine-month period ended
	Consolidated (unaudited)
	September 30, 2012	June 30, 2012	September 30, 2011 (I)	September 30, 2012	September 30, 2011
Derivatives not designated as hedges
Exchange risk and interest rates
CDI & TJLP vs. US$ fixed and floating rate swap	(61,518)	(364,027)	(98,322)	(655,019)	(360,244)
US$ floating rate vs. US$ fixed rate swap	—	—	1,427	—	5,111
Euro floating rate vs. US$ fixed rate swap	—	—	(621)	—	(621)
AUD Forward	—	—	—	—	(3,866)
EuroBonds Swap	—	—	1,697	6,628	1,697
US$ fixed rate vs. CDI swap	—	—	49,229	—	49,229
South African randes forward	—	—	13,158	—	13,158
Treasury future	—	—	—	(5,763)	—
Pre dollar swap	(11,921)	(9,066)	—	(28,209)	—
	(73,439)	(373,093)	(33,432)	(682,363)	(295,536)
Risk of product prices
Nickel
Fixed price program	(4,954)	(10,608)	(8,607)	(5,026)	(40,699)
Purchased scrap protection program	(32)	(342)	(211)	18	124
Maritime Freight Hiring Protection Program	—	—	—	—	2,852
Bunker Oil Hedge	(1,722)	—	(21,523)	(8,769)	(58,288)
Coal	—	—	—	—	3,436
	(6,708)	(10,950)	(30,341)	(13,777)	(92,575)
Embedded derivatives:
Derivatives designated as hedges
Strategic Nickel	(90,355)	(70,469)	(24,478)	(253,580)	58,202
Foreign exchange cash flow hedge	(1,790)	934	(32,207)	(1,161)	(54,799)
Aluminum	—	—	—	—	11,865
	(92,145)	(69,535)	(56,685)	(254,741)	15,268
Total	(172,292)	(453,578)	(120,458)	(950,881)	(372,843)

Gains (losses) unrealized derivative	(193,138)	(1,257,978)	(1,124,762)	(1,257,057)	(414,944)

	(Inflows)/ Outflows
	Three-month period ended			Nine-month period ended
	Parent company (unaudited)
	September 30, 2012	June 30, 2012	September 30, 2011 (I)	September 30, 2012	September 30, 2011
Derivatives not designated as hedges
Exchange risk and interest rates
CDI & TJLP vs. US$ fixed and floating rate swap	(40,531)	(335,493)	(44,502)	(420,197)	(228,208)
Euro floating rate vs. US$ fixed rate swap	—	—	(621)	—	(621)
US$ fixed rate vs. CDI swap	—	—	49,229	—	49,229
Pre dollar swap	(11,921)	(9,066)	—	(28,209)	—
	(52,452)	(344,559)	4,106	(448,406)	(179,600)
Risk of product prices
Nickel
Embedded derivatives:
Derivatives designated as hedges
Foreign exchange cash flow hedge	—	—	(32,207)	—	(32,207)
	—	—	(32,207)	—	(32,207)
Total	(52,452)	(344,559)	(28,101)	(448,406)	(211,807)

Gains (losses) unrealized derivative	(181,447)	(1,029,934)	(652,594)	(989,854)	(211,696)

(I) Period adjusted according to note 3.

(A free translation from the original in Portuguese)

d)             Effects of derivatives designated as hedge

i.              Cash Flow Hedge

The effects of cash flow hedge impact the stockholders’ equity and are presented in the following tables:

	Nine-month period ended
	Parent Company				noncontrolling	Consolidated
	Currency	Nickel	Others	Total	stockholders	Total
Fair value measurements	(33,810)	493,133	6,086	465,409	1,200	466,609
Reclassification to results due to realization	(32,207)	58,202	—	25,995	—	25,995
Net change in September 30, 2011	(66,017)	551,335	6,086	491,404	1,200	492,604

Fair value measurements	39,510	29,604	10,727	79,841	—	79,841
Reclassification to results due to realization	629	(253,579)	(2)	(252,952)	—	(252,952)
Net change in September 30, 2012	40,139	(223,975)	10,725	(173,111)	—	(173,111)

Additional information about derivatives financial instruments

Value at Risk computation methodology

The Value at Risk of the positions was measured using a delta-Normal parametric approach, which considers that the future distribution of the risk factors - and its correlations - tends to present the same statistic properties verified in the historical data. The value at risk of Vale’s derivatives current positions was estimated considering one business day time horizon and a 95% confidence level.

Contracts subjected to margin calls

Vale has contracts subject to margin calls only for part of nickel trades executed by its wholly-owned subsidiary Vale Canada Ltd. The total cash amount as of September 30, 2012 is not relevant.

Initial Cost of Contracts

The financial derivatives negotiated by Vale and its controlled companies described in this document didn’t have initial costs (initial cash flow) associated.

The following tables show as of September 30, 2012, the derivatives positions for Vale and controlled companies with the following information: notional amount, fair value, value at risk, gains or losses in the period and the fair value for the remaining years of the operations per each group of instruments.

BRL/USD Exchange Rate Adopted in Fair Value Calculation

According with accounting principles, the fair values of derivative instruments originally negotiated in American dollar were transform in BRL values with the objective of publish in the Vale’s official currency using PTAX (sell) published by BACEN to October 01, 2012, that is 2.026.

Interest Rates and Foreign Exchange Derivative Positions

Protection program for the Real denominated debt indexed to CDI

•                  CDI vs. USD fixed rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows from debt instruments denominated in Brazilian Reais linked to CDI to U.S. Dollars. In those swaps, Vale pays fixed rates in U.S. Dollars and receives payments linked to CDI.

•                  CDI vs. USD floating rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows from debt instruments denominated in Brazilian Reais linked to CDI to U.S. Dollars. In those swaps, Vale pays floating rates in U.S. Dollars (Libor — London Interbank Offered Rate) and receives payments linked to CDI.

(A free translation from the original in Portuguese)

											R$ Million
	Notional ($ million)					Average	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	September 30, 2012		December 31, 2011		Index	rate	September 30, 2012	December 31, 2011	September 30, 2012	September 30, 2012	2012	2013	2014	2015

CDI vs. fixed rate swap
Receivable	R$	5,520	R$	5,542	CDI	103.69%	5,680	5,696	1,060
Payable	US$	3,193	US$	3,144	US$+	3.70%	(6,773)	(6,075)	(736)
Net							(1,093)	(379)	324	88	(91)	(619)	(25)	(358)
CDI vs. floating rate swap
Receivable	R$	428	R$	428	CDI	103.56%	435	453	45
Payable	US$	250	US$	250	Libor +	0.99%	(521)	(486)	(8)
Net							(86)	(33)	37	7	—	23	26	(135)

Type of contracts: OTC Contracts

Protected Item: Debts linked to BRL

The protected items are the Debts linked to BRL because the objective of this protection is to transform the obligations linked to BRL into obligations linked to USD so as to achieve a currency offset by matching Vale’s receivables (mainly linked to USD) with Vale’s payables.

Protection program for the real denominated debt indexed to TJLP

•                  TJLP vs. USD fixed rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows of the loans with Banco Nacional de Desenvolvimento Econômico e Social (BNDES) from TJLP(1) to U.S. Dollars. In those swaps, Vale pays fixed rates in U.S. Dollars and receives payments linked to TJLP.

•                  TJLP vs. USD floating rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows of the loans with BNDES from TJLP to U.S. Dollars. In those swaps, Vale pays floating rates in U.S. Dollars and receives payments linked to TJLP.

											R$ Million
	Notional ($ million)					Average	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	September 30, 2012		December 31, 2011		Index	rate	September 30, 2012	December 31, 2011	September 30, 2012	September 30, 2012	2012	2013	2014	2015	2016-2023

Swap TJLP vs. fixed rate swap
Receivable	R$	3,320	R$	3,107	TJLP +	1.41%	3,510	2,927	304
Payable	US$	1,726	US$	1,611	USD +	2.49%	(3,761)	(2,945)	(199)
Net							(251)	(18)	105	49	39	171	(69)	(102)	(290)
Swap TJLP vs. floating rate swap
Receivable	R$	611	R$	774	TJLP +	0.90%	621	695	207
Payable	US$	358	US$	365	Libor +	-0.82%	(705)	(578)	(19)
Net							(84)	117	188	9	20	41	(54)	7	(98)

Type of contracts: OTC Contracts

Protected Item: Debts linked to BRL

The protected items are the Debts linked to BRL because the objective of this protection is to transform the obligations linked to BRL into obligations linked to USD so as to achieve a currency offset by matching Vale’s receivables (mainly linked to USD) with Vale’s payables.

Protection program for the Real denominated fixed rate debt

•                  BRL fixed rate vs. USD fixed rate swap: In order to hedge the cash flow volatility, Vale entered into a swap transaction to convert the cash flows from loans rate with Banco Nacional de Desenvolvimento Econômico e Social (BNDES) in Brazilian Reais linked to fixed rate to U.S. Dollars linked to fixed. In those swaps, Vale pays fixed rates in U.S. Dollars and receives fixed rates in Reais.

											R$ Million
	Notional ($ million)					Average	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	September 30, 2012		December 31, 2011		Index	rate	September 30, 2012	December 31, 2011	September 30, 2012	September 30, 2012	2012	2013	2014	2015	2016-2020

R$ fixed rate vs. US$ fixed rate swap
Receivable	R$	807	R$	615	Fixed	4.64%	729	517	30
Payable	US$	449	US$	355	US$+	-1.04%	(818)	(560)	(2)
Net							(89)	(43)	28	11	8	32	13	(30)	(112)

Type of contracts: OTC Contracts

Protected Item: Debts linked to BRL

(1)  Due to TJLP derivatives market liquidity constraints, some swap trades were done through CDI equivalency.

(A free translation from the original in Portuguese)

The protected items are the Debts linked to BRL because the objective of this protection is to transform the obligations linked to BRL into obligations linked to USD so as to achieve a currency offset by matching Vale’s receivables (mainly linked to USD) with Vale’s payables.

Foreign Exchange cash flow hedge

•                  Brazilian Real fixed rate vs. USD fixed rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to mitigate the foreign exchange exposure that arises from the currency mismatch between the revenues denominated in U.S. Dollars and the disbursements and investments denominated in Brazilian Reais.

											R$ million
											Fair value
	Notional ($ million)					Average	Fair value		Realized Gain/Loss	Value at Risk	by year
Flow	September 30, 2012		December 31, 2011		Index	rate	September 30, 2012	December 31, 2011	September 30, 2012	September 30, 2012	2012

Receivable	R$	820	R$	820	Fixed	6.20%	860	797	—
Payable	US$	450	US$	450	US$+	0.00%	(912)	(822)	—
Net							(52)	(25)	—	12	(52)

Type of contracts: OTC Contracts

Hedged Item: part of Vale’s revenues in USD

The P&L shown in the table above is offset by the hedged items’ P&L due to USD/BRL exchange rate.

Protection program for Euro denominated debt

•                  EUR fixed rate vs. USD fixed rate swap: In order to hedge the cash flow volatility, Vale entered into a swap transaction to convert the cash flows from debts in Euros linked to fixed rate to U.S. Dollars linked to fixed rate. This trade was used to convert the cash flows of part of debts in Euros, each one with a notional amount of € 750 million, issued in 2010 and 2012 by Vale. Vale receives fixed rates in Euros and pays fixed rates in U.S. Dollars.

											R$ million
	Notional ($ million)					Average	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	September 30, 2012		December 31, 2011		Index	rate	September 30, 2012	December 31, 2011	September 30, 2012	September 30, 2012	2012	2013	2014	2015	2016-2023

Receivable		€1,000		€500	EUR	4.063%	2,971	1,350	52
Payable	US$	1,288	US$	675	US$	4.511%	(3,056)	(1,418)	(59)
Net							(85)	(68)	(7)	38	—	(11)	(77)	(5)	8

Type of contracts: OTC Contracts

Protected Item: Vale’s Debt linked to EUR

The P&L shown in the table above is offset by the hedged items’ P&L due to EUR/USD exchange rate.

Foreign exchange hedging program for disbursements in Canadian dollars

•                  Canadian Dollar Forward — In order to reduce the cash flow volatility, Vale entered into forward transactions to mitigate the foreign exchange exposure that arises from the currency mismatch between the revenues denominated in U.S. Dollars and the disbursements denominated in Canadian Dollars.

					Average					R$ million
	Notional ($ million)				rate	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	September 30, 2012		December 31, 2011	Buy/ Sell	% p.a.	September 30, 2012	December 31, 2011	September 30, 2012	September 30, 2012	2012	2013	2014	2015	2016

Forward	CAD	1,465	—	B	1.013	45	—	—	26	5	16	19	5	0

Type of contracts: OTC Contracts

Hedged Item: part of Vale’s revenues in USD

The P&L shown in the table above is offset by the hedged items’ P&L due to CAD/USD exchange rate.

(A free translation from the original in Portuguese)

Protection program for interest rate

•                  Treasury Future — Vale entered into a treasury 10 year forward transaction (buyer) on the last quarter of 2011 with the objective of partial protection into debt cost indexed to this rate. This program ended in January 2012.

										R$ million
					Average					Fair value
	Notional ($ million)				rate	Fair value		Realized Gain/Loss	Value at Risk	by year
Flow	September 30, 2012	December 31, 2011		Buy/ Sell	% p.a.	September 30, 2012	December 31, 2011	September 30, 2012	September 30, 2012	2012

Forward	—	US$	900	B		—	(10)	6	—	—

Type of contracts: OTC Contracts

Protected Item: part of debt emission costs

The P&L shown in the table above was partially offset by emission cost reduction due to treasury variations.

Commodity Derivative Positions

The Company’s cash flow is also exposed to several market risks associated to global commodities price volatilities. To offset these volatilities, Vale contracted the following derivatives transactions:

Nickel Sales Hedging Program

In order to reduce the cash flow volatility in 2012, hedging transactions were implemented. These transactions fixed the prices of part of the sales in the period.

									R$ million
				Average					Fair value
	Notional (ton)			Strike	Fair value		Realized Gain/Loss	Value at Risk	by year
Flow	September 30, 2012	December 31, 2011	Buy/ Sell	(US$/ton)	September 30, 2012	December 31, 2011	September 30, 2012	September 30, 2012	2012

Forward	5,000	19,998	S	25,027	66	234	213	6	66

Type of contracts: OTC Contracts

Protected Item: part of Vale’s revenues linked to Nickel price.

The P&L shown in the table above is offset by the protected items’ P&L due to Nickel price.

Nickel Fixed Price Program

In order to maintain the exposure to Nickel price fluctuations, we entered into derivatives to convert to floating prices all contracts with clients that required a fixed price. These trades aim to guarantee that the prices of these operations would be the same of the average prices negotiated in LME in the date the product is delivered to the client. It normally involves buying Nickel forwards (Over-the-Counter) or futures (exchange negotiated). Those operations are usually reverted before the maturity in order to match the settlement dates of the commercial contracts in which the prices are fixed. Whenever the ‘Nickel Sales Hedging Program’ is executed, the ‘Nickel Fixed Price Program’ is interrupted.

									R$ million
				Average					Fair value
	Notional (ton)			Strike	Fair value		Realized Gain/Loss	Value at Risk	by year
Flow	September 30, 2012	December 31, 2011	Buy/ Sell	(US$/ton)	September 30, 2012	December 31, 2011	September 30, 2012	September 30, 2012	2012

Nickel Future	42	162	B	21,795	(0.3)	(0.7)	(0.4)	0.05	(0.3)

Type of contracts: LME Contracts

Protected Item: part of Vale’s revenues linked to fixed price sales of Nickel.

The P&L shown in the table above is offset by the protected items’ P&L due to Nickel price.

(A free translation from the original in Portuguese)

Nickel Purchase Protection Program

In order to reduce the cash flow volatility and eliminate the mismatch between the pricing of the purchased nickel (concentrate, cathode, sinter and others) and the pricing of the final product sold to our clients, hedging transactions were implemented. The items purchased are raw materials utilized to produce refined Nickel. The trades are usually implemented by the sale of nickel forward or future contracts at LME or over-the-counter operations.

									R$ million
				Average					Fair value
	Notional (ton)			Strike	Fair value		Realized Gain/Loss	Value at Risk	by year
Flow	September 30, 2012	December 31, 2011	Buy/ Sell	(US$/ton)	September 30, 2012	December 31, 2011	September 30, 2012	September 30, 2012	2012

Nickel Future	534	228	S	17,202	(2.5)	0.05	(10)	2	(2.5)

Type of contracts: LME Contracts

Protected Item: part of Vale’s revenues linked to Nickel price.

The P&L shown in the table above is offset by the protected items’ P&L due to Nickel price.

Copper Scrap Purchase Protection Program

This program was implemented in order to reduce the cash flow volatility due to the quotation period mismatch between the pricing period of copper scrap purchase and the pricing period of final products sale to the clients, as the copper scrap combined with other raw materials or inputs of Vale’s wholly-owned subsidiary, Vale Canada Ltd, to produce copper. This program usually is implemented by the sale of forwards or futures at LME or Over-the-Counter operations.

									R$ million
				Average					Fair value
	Notional (lbs)			Strike	Fair value		Realized Gain/Loss	Value at Risk	by year
Flow	September 30, 2012	December 31, 2011	Buy/ Sell	(US$/lbs)	September 30, 2012	December 31, 2011	September 30, 2012	September 30, 2012	2012

Forward	863,110	892,869	S	3.53	(0.4)	0.2	(0.02)	0.1	(0.4)

Type of contracts: OTC Contracts

Protected Item: of Vale’s revenues linked to Copper price.

The P&L shown in the table above is offset by the protected items’ P&L due to Copper price

Bunker Oil Purchase Protection Program

In order to reduce the impact of bunker oil price fluctuation on Vale’s freight hiring and consequently reducing the company’s cash flow volatility, bunker oil derivatives were implemented. These transactions are usually executed through forward purchases and swaps.

									R$ million
				Average					Fair value
	Notional (ton)			Strike	Fair value		Realized Gain/Loss	Value at Risk	by year
Flow	September 30, 2012	December 31, 2011	Buy/ Sell	(US$/mt)	September 30, 2012	December 31, 2011	September 30, 2012	September 30, 2012	2012

Forward	127,500	—	B	628	7	—	5	4	7

Type of contracts: OTC Contracts

Protected Item: part of Vale’s costs linked to Bunker Oil price.

The P&L shown in the table above is offset by the protected items’ P&L due to Bunker Oil price.

Embedded Derivative Positions

The Company’s cash flow is also exposed to several market risks associated to contracts that contain embedded derivatives or derivative-like features. From Vale’s perspective, it may include, but is not limited to, commercial contracts, procurement contracts, rental contracts, bonds, insurance policies and loans. The following embedded derivatives were observed in September 30, 2012:

(A free translation from the original in Portuguese)

Raw material and intermediate products purchase

Nickel concentrate and raw materials purchase agreements, in which there are provisions based on nickel and copper future prices behavior. These provisions are considered as embedded derivatives.

				Average
	Notional (ton)			Strike	Fair value		Realized Gain/Loss	Value at Risk
Flow	September 30, 2012	December 31, 2011	Buy/ Sell	(US$/ton)	September 30, 2012	December 31, 2011	September 30, 2012	September 30, 2012

Nickel Forward	1,859	1,951		16,254	3.6	(0.7)	(6.4)
			S
Copper Forward	6,072	6,653		7,706	4.5	0.9	(1.4)
Total					8.1	0.2	(7.8)	4

a)              Market Curves

To build the curves used on the pricing of the derivatives, public data from BM&F, Central Bank of Brazil, London Metals Exchange (LME) and proprietary data from Thomson Reuters and Bloomberg were used. The derivatives prices for September 30, 2012 were calculated using September 28 market data inasmuch September 30 is not considered work day for these instruments and do not present available market data.

1. Commodities

Nickel

Maturity	Price (US$/ton)	Maturity	Price (US$/ton)	Maturity	Price (US$/ton)
SPOT	18,520.00	MAR13	18,543.35	SEP13	18,631.23
OCT12	18,447.53	APR13	18,563.17	SEP14	18,775.72
NOV12	18,465.32	MAY13	18,578.68	SEP15	18,839.23
DEC12	18,488.46	JUN13	18,591.03	SEP16	18,888.87
JAN13	18,509.23	JUL13	18,603.94
FEB13	18,524.71	AUG13	18,617.00

Copper

Maturity	Price (US$/lb)	Maturity	Price (US$/lb)	Maturity	Price (US$/lb)
SPOT	3.76	MAR13	3.72	SEP13	3.72
OCT12	3.72	APR13	3.72	SEP14	3.71
NOV12	3.72	MAY13	3.72	SEP15	3.69
DEC12	3.72	JUN13	3.72	SEP16	3.67
JAN13	3.72	JUL13	3.72
FEB13	3.72	AUG13	3.72

Bunker Oil

Maturity	Price (US$/ton)	Maturity	Price (US$/ton)	Maturity	Price (US$/ton)
SPOT	658.50	MAR13	641.54	SEP13	624.06
OCT12	655.75	APR13	638.81	SEP14	599.50
NOV12	652.50	MAY13	635.81	SEP15	575.23
DEC12	649.75	JUN13	632.64	SEP16	552.91
JAN13	648.06	JUL13	630.06
FEB13	645.06	AUG13	627.20

(A free translation from the original in Portuguese)

2. Rates

US$-Brazil Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
11/01/12	0.16	01/02/15	2.11	10/01/18	3.30
12/03/12	0.66	04/01/15	2.21	07/01/19	3.44
01/02/13	0.96	07/01/15	2.28	01/02/20	3.54
04/01/13	1.21	10/01/15	2.36	01/04/21	3.74
07/01/13	1.38	01/04/16	2.49	01/03/22	3.92
10/01/13	1.53	04/01/16	2.53	01/02/23	4.14
01/02/14	1.70	07/01/16	2.63	01/02/24	4.34
04/01/14	1.83	10/03/16	2.72	01/02/25	4.45
07/01/14	1.92	01/02/17	2.80
10/01/14	2.02	04/03/17	2.87

US$ Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
US$1M	0.22	US$6M	0.34	US$11M	0.34
US$2M	0.30	US$7M	0.34	US$12M	0.34
US$3M	0.36	US$8M	0.34	US$2Y	0.37
US$4M	0.35	US$9M	0.34	US$3Y	0.45
US$5M	0.35	US$10M	0.34	US$4Y	0.59

TJLP

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
11/01/12	5.50	01/02/15	5.50	10/01/18	5.50
12/03/12	5.50	04/01/15	5.50	07/01/19	5.50
01/02/13	5.50	07/01/15	5.50	01/02/20	5.50
04/01/13	5.50	10/01/15	5.50	07/01/20	5.50
07/01/13	5.50	01/04/16	5.50	10/01/20	5.50
10/01/13	5.50	04/01/16	5.50	01/04/21	5.50
01/02/14	5.50	07/01/16	5.50	07/01/21	5.50
04/01/14	5.50	10/03/16	5.50	01/03/22	5.50
07/01/14	5.50	01/02/17	5.50	07/01/22	5.50
10/01/14	5.50	04/03/17	5.50	01/02/23	5.50

BRL Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
11/01/12	7.29	01/02/15	8.31	10/01/18	9.38
12/03/12	7.27	04/01/15	8.43	07/01/19	9.49
01/02/13	7.26	07/01/15	8.52	01/02/20	9.56
04/01/13	7.27	10/01/15	8.65	07/01/20	9.66
07/01/13	7.33	01/04/16	8.75	10/01/20	9.68
10/01/13	7.49	04/01/16	8.84	01/04/21	9.71
01/02/14	7.71	07/01/16	8.91	07/01/21	9.76
04/01/14	7.89	10/03/16	9.00	01/03/22	9.80
07/01/14	8.03	01/02/17	9.06	07/01/22	9.83
10/01/14	8.20	04/03/17	9.10	01/02/23	9.85

EUR Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
EUR1M	0.07	EUR6M	0.33	EUR11M	0.40
EUR2M	0.12	EUR7M	0.35	EUR12M	0.41
EUR3M	0.17	EUR8M	0.37	EUR2Y	0.46
EUR4M	0.25	EUR9M	0.38	EUR3Y	0.58
EUR5M	0.29	EUR10M	0.39	EUR4Y	0.76

CAD Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
CAD1M	1.09	CAD6M	1.27	CAD11M	1.27
CAD2M	1.18	CAD7M	1.27	CAD12M	1.27
CAD3M	1.27	CAD8M	1.27	CAD2Y	1.34
CAD4M	1.27	CAD9M	1.27	CAD3Y	1.44
CAD5M	1.27	CAD10M	1.27	CAD4Y	1.55

Currencies - Ending rates

CAD/US$	1.0165	US$/BRL	2.0306	EUR/US$	1.2876

(A free translation from the original in Portuguese)

Sensitivity Analysis on Derivatives from Parent Company

We present below the sensitivity analysis for all derivatives outstanding positions as of September 30, 2012 given predefined scenarios for market risk factors behavior. The scenarios were defined as follows:

•                  Fair Value: the fair value of the instruments as at September 28 , 2012;

•                  Scenario I: unfavorable change of 25% - Potential losses considering a shock of 25% in the market risk factors used for MtM calculation that negatively impacts the fair value of Vale’s derivatives positions;

•                  Scenario II: favorable change of 25% - Potential profits considering a shock of 25% in the market curves used for MtM calculation that positively impacts the fair value of Vale’s derivatives positions;

•                  Scenario III: unfavorable change of 50% - Potential losses considering a shock of 50% in the market curves used for MtM calculation that negatively impacts the fair value of Vale’s derivatives positions;

•                  Scenario IV: favorable change of 50% - Potential profits considering a shock of 50% in the market curves used for MtM calculation that positively impacts the fair value of Vale’s derivatives positions;

Sensitivity analysis - Foreign Exchange and Interest Rate Derivative Positions	Amounts in R$ million

Program	Instrument	Risk	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
Protection program for the Real denominated debt indexed to CDI	CDI vs. USD fixed rate swap	USD/BRL fluctuation		(1,691)	1,691	(3,383)	3,383
		USD interest rate inside Brazil		(42)	42	(85)	82
			(1,093)
		Brazilian interest rate fluctuation		(1)	1	(2)	2
		USD Libor variation		(1)	1	(3)	3
		USD/BRL fluctuation		(130)	130	(260)	260
	CDI vs. USD floating rate swap	Brazilian interest rate fluctuation	(86)	(0.6)	0.6	(1.2)	1.1
		USD Libor variation		(0.16)	0.16	(0.32)	0.31
	Protected Items - Real denominated debt	USD/BRL fluctuation	n.a.	—	—	—	—

Protection program for the Real denominated debt indexed to TJLP	TJLP vs. USD fixed rate swap	USD/BRL fluctuation		(940)	940	(1,881)	1,881
		USD interest rate inside Brazil		(52)	49	(107)	97
		Brazilian interest rate fluctuation	(251)	(133)	146	(254)	307
		TJLP interest rate fluctuation		(95)	94	(190)	190
		USD Libor variation		(0.06)	0.06	(0.13)	0.13
		USD/BRL fluctuation		(176)	176	(352)	352
		USD interest rate inside Brazil		(19)	18	(40)	34
	TJLP vs. USD floating rate swap	Brazilian interest rate fluctuation	(84)	(41)	46	(77)	99
		TJLP interest rate fluctuation		(30)	29	(59)	59
		USD Libor variation		(6)	6	(12)	12
	Protected Items - Real denominated debt	USD/BRL fluctuation	n.a.	—	—	—	—

Protection program for the Real denominated fixed rate debt	BRL fixed rate vs. USD	USD/BRL fluctuation		(204)	204	(409)	409
		USD interest rate inside Brazil	(89)	(15)	15	(31)	28
		Brazilian interest rate fluctuation		(39)	43	(74)	89
	Protected Items - Real denominated debt	USD/BRL fluctuation	n.a.	—	—	—	—

		USD/BRL fluctuation		(228)	228	(456)	456
Foreign Exchange cash flow hedge	BRL fixed rate vs. USD	USD interest rate inside Brazil	(52)	(0.3)	0.3	(0.6)	0.6
		Brazilian interest rate fluctuation		(2)	2	(5)	5
	Hedged Items - Part of Revenues denominated in USD	USD/BRL fluctuation	n.a.	228	(228)	456	(456)

		USD/BRL fluctuation		(21)	21	(42)	42
		EUR/USD fluctuation		(743)	743	(1,485)	1,485
Protection Program for the Euro denominated debt	EUR fixed rate vs. USD fixed rate swap		(85)
		EUR Libor variation		(54)	58	(104)	122
		USD Libor variation		(55)	51	(116)	99
	Protected Items - Euro denominated debt	EUR/USD fluctuation	n.a.	743	(743)	1,485	(1,485)

		USD/BRL fluctuation		(11)	11	(23)	23
		CAD/USD fluctuation		(738)	738	(1,476)	1,476
Foreign Exchange hedging program for disbursements in Canadian dollars (CAD)	CAD Forward	CAD Libor variation	45
		USD Libor variation		(14)	14	(28)	29
				(4)	4	(8)	8
	Protected Items - Disbursement in Canadian dollars	CAD/USD fluctuation	n.a.	738	(738)	1,476	(1,476)

Sensitivity analysis - Commodity Derivative Positions	Amounts in R$ million

Program	Instrument	Risk	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
Nickel sales hedging program	Sale of nickel future/forward contracts	Nickel price fluctuation		(47)	47	(93)	93
		Libor USD fluctuation	66	(0.03)	0.03	(0.06)	0.06
		USD/BRL fluctuation		(17)	17	(33)	33
	Hedged Item: Part of Vale’s revenues linked to Nickel price	Nickel price fluctuation	n.a.	47	(47)	93	(93)

Nickel fixed price program	Purchase of nickel future/forward contracts	Nickel price fluctuation		(0.4)	0.4	(0.8)	0.8
		Libor USD fluctuation	(0.3)	0	0	0	0
		USD/BRL fluctuation		(0.07)	0.07	(0.14)	0.14
	Protected Item: Part of Vale’s nickel revenues from sales with fixed prices	Nickel price fluctuation	n.a.	0.4	(0.4)	0.8	(0.8)

Nickel purchase protection program	Sale of nickel future/forward contracts	Nickel price fluctuation		(13)	13	(26)	26
		Libor USD fluctuation	(2.5)	0	0	0	0
		USD/BRL fluctuation		(0.64)	0.64	(1.3)	1.3
	Protected Item: Part of Vale’s revenues linked to Nickel price	Nickel price fluctuation	n.a.	13	(13)	26	(26)

Copper Scrap Purchase Protection Program	Sale of copper future/forward contracts	Copper price fluctuation		(2)	2	(3)	3
		Libor USD fluctuation	(0.4)	0	0	0	0
		BRL/USD fluctuation		(0.10)	0.10	(0.20)	0.20
	Protected Item: Part of Vale’s revenues linked to Copper price	Copper price fluctuation	n.a.	2	(2)	3	(3)

Bunker Oil Purchase Protection Program	Bunker Oil forward	Bunker Oil price fluctuation		(42)	42	(84)	84
		Libor USD fluctuation	7	(0.02)	0.02	(0.03)	0.03
		USD/BRL fluctuation		(1.7)	1.7	(3.4)	3.4
	Protected Item: part of Vale’s costs linked to Bunker Oil price	Bunker Oil price fluctuation	n.a.	42	(42)	84	(84)

Sensitivity analysis - Embedded Derivative Positions	Amounts in R$ million

Program	Instrument	Risk	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
Embedded derivatives - Raw material purchase (Nickel)	Embedded derivatives - Raw material purchase	Nickel price fluctuation		(17)	17	(35)	35
		BRL/USD fluctuation	3.6	(2)	2	(4)	4

Embedded derivatives - Raw material purchase (Copper)	Embedded derivatives - Raw material purchase	Copper price fluctuation		(25)	25	(51)	51
		BRL/USD fluctuation	4.5	(2)	2	(3)	3

(A free translation from the original in Portuguese)

Sensitivity Analysis on Debt and Cash Investments

The Company’s funding and cash investments linked to currencies different from Brazilian Reais are subjected to volatility of foreign exchange currencies.

Amounts in R$ million

Program	Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV
Funding	Debt denominated in BRL	No fluctuation	—	—	—	—
Funding	Debt denominated in USD	USD/BRL fluctuation	(9,901)	9,901	(19,802)	19,802
Cash Investments	Cash denominated in BRL	No fluctuation	—	—	—	—
Cash Investments	Cash denominated in USD	USD/BRL fluctuation	(2,053)	2,053	(4,105)	4,105
Cash Investments	Cash denominated in EUR	EUR/BRL fluctuation	(20)	20	(40)	40
Cash Investments	Cash denominated in CAD	CAD/BRL fluctuation	(50)	50	(100)	100
Cash Investments	Cash denominated in AUD	AUD/BRL fluctuation	(9)	9	(18)	18

Financial counterparties ratings

Derivatives transactions are executed with financial institutions that we consider to have a very good credit quality. The exposure limits to financial institutions are proposed annually for the Executive Risk Committee and approved by the Executive Board. The financial institutions credit risk tracking is performed making use of a credit risk valuation methodology which considers, among other information, published ratings provided by international rating agencies. In the table below, we present the ratings in foreign currency published by Moody’s and S&P agencies for the financial institutions that we had outstanding trades as of September 30, 2012.

Vale’s Counterparty	Moody’s*	S&P*
Banco Santander	Baa2	A-
Itau Unibanco*	Baa1	BBB
HSBC	Aa3	A+
JP Morgan Chase & Co	A2	A
Banco Bradesco*	Baa2	BBB
Banco do Brasil*	Baa2	BBB
Banco Votorantim*	Baa2	BBB-
Credit Agricole	A2	A
Standard Bank	A3	BBB+
Deutsche Bank	A2	A+
BNP Paribas	A2	AA-
Citigroup	Baa2	A-
Banco Safra*	Baa2	BBB-
ANZ Australia and New Zealand Banking	Aa2	AA-
Banco Amazônia SA	A1	A+
Societe Generale	A2	A
Bank of Nova Scotia	Aa1	AA-
Natixis	A2	A
Royal Bank of Canada	Aa3	AA-
China Construction Bank	A1	A
Goldman Sachs	A3	A-
Bank of China	A1	A
Barclays	A3	A
BBVA Banco Bilbao Vizcaya Argentaria	Baa3	BBB+

* For brazilian Banks we used local long term deposit rating

(A free translation from the original in Portuguese)

27 -         Information by Business Segment and Consolidated Revenues by Geographic Area

The information presented to the Executive Board with the respective performance of each segment are usually derived from the accounting records maintained in accordance with the best accounting practices, with some reallocation between segments.

a)             Results by segment

	Consolidated
	Three-month period ended
	September 30, 2012
	Bulk Materials	Basic Metals	Fertilizers	Logistic	Others	Total
Results
Net revenue	15,130,374	3,584,248	2,105,728	777,392	161,923	21,759,665
Cost and expenses	(7,954,747)	(3,461,919)	(1,757,830)	(707,849)	(346,929)	(14,229,274)
Depreciation, depletion and amortization	(861,167)	(830,646)	(253,077)	(119,225)	(26,594)	(2,090,709)
	6,314,460	(708,317)	94,821	(49,682)	(211,600)	5,439,682

Financial results	(1,950,360)	76,156	4,130	31,762	(6,424)	(1,844,736)
Equity results from associates	411,542	(112,390)	—	85,093	(70,376)	313,869
Income tax and social contribution	(796,959)	108,479	(33,839)	(25,427)	1,178	(746,568)
Net income of the period	3,978,683	(636,072)	65,112	41,746	(287,222)	3,162,247

Net income (loss) attributable to non-controlling interests	(33,224)	(100,412)	(7,309)	—	(24,891)	(165,836)
Income attributable to the company’s stockholders	4,011,907	(535,660)	72,421	41,746	(262,331)	3,328,083

Sales classified by geographic area:
America, except United States	324,538	465,943	15,958	—	—	806,439
United States of America	37,196	408,144	38,377	—	—	483,717
Europe	2,641,187	1,291,811	70,091	—	—	4,003,089
Middle East/Africa/Oceania	497,484	30,909	10,759	—	—	539,152
Japan	2,157,981	322,429	—	—	—	2,480,410
China	6,638,766	470,045	—	—	—	7,108,811
Asia, except Japan and China	1,436,123	577,547	38,055	—	—	2,051,725
Brazil	1,397,099	17,420	1,932,488	777,392	161,923	4,286,322
Net revenue	15,130,374	3,584,248	2,105,728	777,392	161,923	21,759,665

Assets in September 30, 2012
Property, plant and equipment and intangible assets	81,593,873	75,412,232	21,647,223	10,408,381	3,953,868	193,015,577
Investments	3,076,649	7,155,094	—	1,387,540	4,982,031	16,601,314

(A free translation from the original in Portuguese)

	Consolidated
	Three-month period ended
	June 30, 2012
	Bulk Materials	Basic Metals	Fertilizers	Logistic	Others	Total
Results
Net revenue	17,352,083	3,487,591	1,709,169	689,261	166,787	23,404,891
Cost and expenses	(6,939,197)	(3,322,923)	(1,401,338)	(675,449)	(429,453)	(12,768,360)
Realized gain (loss) on non-current assets held for sales	(768,236)	—	—	—	—	(768,236)
Depreciation, depletion and amortization	(921,632)	(780,660)	(224,251)	(106,417)	(7,023)	(2,039,983)
	8,723,018	(615,992)	83,580	(92,605)	(269,689)	7,828,312

Financial results	(5,074,362)	70,678	(85,999)	(43,020)	(11,680)	(5,144,383)
Equity results from associates	381,197	4,343	—	27,721	(103,661)	309,600
Income tax and social contribution	(325,734)	30,064	2,479,720	5,775	(3,089)	2,186,736
Net income of the period	3,704,119	(510,907)	2,477,301	(102,129)	(388,119)	5,180,265

Net income (loss) attributable to non-controlling interests	(45,818)	(105,130)	47,695	—	(30,148)	(133,401)
Income attributable to the company’s stockholders	3,749,937	(405,777)	2,429,606	(102,129)	(357,971)	5,313,666

Sales classified by geographic area:
America, except United States	412,868	498,615	34,282	—	6,920	952,685
United States of America	103,373	674,482	22,691	—	283	800,829
Europe	3,520,645	936,723	71,575	—	18,153	4,547,096
Middle East/Africa/Oceania	726,607	37,448	2,924	—	—	766,979
Japan	2,098,575	397,341	—	—	9,719	2,505,635
China	7,032,763	516,006	—	—	—	7,548,769
Asia, except Japan and China	1,796,456	426,192	28,372	—	—	2,251,020
Brazil	1,660,796	784	1,549,325	689,261	131,712	4,031,878
Net revenue	17,352,083	3,487,591	1,709,169	689,261	166,787	23,404,891

Assets in June 30, 2012
Property, plant and equipment and intangible assets	78,690,531	71,754,424	20,782,620	10,238,233	3,832,947	185,298,755
Investments	2,712,858	7,079,616	—	1,303,972	4,940,816	16,037,262

	Consolidated
	Three-month period ended
	September 30, 2011 (I)
	Bulk Materials	Basic Metals	Fertilizers	Logistic	Others	Total
Results
Net revenue	20,536,037	3,733,769	1,596,635	696,300	223,717	26,786,458
Cost and expenses	(6,081,875)	(2,868,583)	(1,265,239)	(610,377)	(707,175)	(11,533,249)
Depreciation, depletion and amortization	(650,921)	(616,955)	(210,838)	(98,757)	(10,708)	(1,588,179)
	13,803,241	248,231	120,558	(12,834)	(494,166)	13,665,030

Financial results	(6,156,471)	616,732	(247,862)	40,873	(132,467)	(5,879,195)
Equity results from associates	378,372	(3,122)	—	50,873	19,453	445,576
Income tax and social contribution	(182,436)	(170,174)	(17,276)	(8,238)	(1,298)	(379,422)
Net income of the period	7,842,706	691,667	(144,580)	70,674	(608,478)	7,851,989

Losses attributable to non-controlling interests	(3,446)	17,274	33,107	—	(87,882)	(40,947)
Income attributable to the company’s stockholders	7,846,152	674,393	(177,687)	70,674	(520,596)	7,892,936

Sales classified by geographic area:
America, except United States	527,140	467,034	39,969	—	14,786	1,048,929
United States of America	76,465	664,887	—	—	—	741,352
Europe	4,180,390	902,193	74,190	—	28,207	5,184,980
Middle East/Africa/Oceania	670,302	55,990	464	—	—	726,756
Japan	2,708,334	451,899	—	—	3,591	3,163,824
China	9,306,463	442,699	—	—	68,398	9,817,560
Asia, except Japan and China	1,125,664	715,349	1,493	—	—	1,842,506
Brazil	1,941,279	33,718	1,480,519	696,300	108,735	4,260,551
Net revenue	20,536,037	3,733,769	1,596,635	696,300	223,717	26,786,458

Assets in September 30, 2011
Property, plant and equipment and intangible assets	66,530,803	63,121,527	18,189,346	8,644,962	5,043,796	161,530,434
Investments	2,349,421	7,132,561	—	1,169,210	3,710,028	14,361,220

(I) Period adjusted according to note 3.

(A free translation from the original in Portuguese)

	Consolidated
	Nine-month period ended (unaudited)
	September 30, 2012
	Bulk Materials	Basic Metals	Fertilizers	Logistic	Others	Total
Results
Net revenue	46,810,048	10,208,519	5,196,650	2,060,252	480,261	64,755,730
Cost and expenses	(20,975,201)	(9,355,361)	(4,274,380)	(1,994,702)	(1,301,889)	(37,901,533)
Loss on sale of assets	(768,236)	—	—	—	—	(768,236)
Depreciation, depletion and amortization	(2,602,245)	(2,273,603)	(675,886)	(339,996)	(36,724)	(5,928,454)
	22,464,366	(1,420,445)	246,384	(274,446)	(858,352)	20,157,507

Financial results	(6,817,513)	156,473	(75,728)	(28,181)	(2,781)	(6,767,730)
Equity results from associates	1,232,391	(48,096)	—	165,523	(289,329)	1,060,489
Income tax and social contribution	(1,975,250)	113,202	2,429,167	(48,422)	(9,122)	509,575
Net income of the period	14,903,994	(1,198,866)	2,599,823	(185,526)	(1,159,584)	14,959,841

Net income (loss) attributable to non-controlling interests	(102,933)	(310,800)	72,108	—	(60,683)	(402,308)
Income attributable to the company’s stockholders	15,006,927	(888,066)	2,527,715	(185,526)	(1,098,901)	15,362,149

Sales classified by geographic area:
America, except United States	1,060,906	1,408,841	74,042	64,646	26,363	2,634,798
United States of America	190,874	1,728,261	100,598	—	1,242	2,020,975
Europe	8,557,911	3,064,266	219,313	—	42,774	11,884,264
Middle East/Africa/Oceania	1,782,641	159,000	13,683	—	—	1,955,324
Japan	6,355,865	982,653	—	—	12,912	7,351,430
China	19,702,192	1,257,032	—	—	—	20,959,224
Asia, except Japan and China	4,411,946	1,467,899	95,502	—	3,992	5,979,339
Brazil	4,747,713	140,567	4,693,512	1,995,606	392,978	11,970,376
Net revenue	46,810,048	10,208,519	5,196,650	2,060,252	480,261	64,755,730

Assets in September 30, 2012
Property, plant and equipment and intangible assets	81,593,873	75,412,232	21,647,223	10,408,381	3,953,868	193,015,577
Investments	3,076,649	7,155,094	—	1,387,540	4,982,031	16,601,314

	Consolidated
	Nine-month period ended (unaudited)
	September 30, 2011 (I)
	Bulk Materials	Basic Metals	Fertilizers	Logistic	Others	Total
Results
Net revenue	54,369,075	11,837,574	4,109,178	1,804,496	597,923	72,718,246
Cost and expenses	(16,235,860)	(8,092,070)	(3,258,495)	(1,605,117)	(1,983,096)	(31,174,638)
Realized gain on assets available for sale	—	2,492,175	—	—	—	2,492,175
Depreciation, depletion and amortization	(1,915,611)	(1,765,906)	(620,520)	(276,455)	(22,976)	(4,601,468)
	36,217,604	4,471,773	230,163	(77,076)	(1,408,149)	39,434,315

Financial results	(4,846,445)	(94,754)	(97,036)	(14,262)	(199,170)	(5,251,667)
Equity results from associates	1,351,145	(12,259)	—	163,772	60,138	1,562,796
Income tax and social contribution	(5,164,170)	(1,229,244)	(96,142)	(9,275)	(11,893)	(6,510,724)
Net income of the period	27,558,134	3,135,516	36,985	63,159	(1,559,074)	29,234,720

Net income (loss) attributable to non-controlling interests	(10,122)	(60,040)	1,688	—	(156,084)	(224,558)
Income attributable to the company’s stockholders	27,568,256	3,195,556	35,297	63,159	(1,402,990)	29,459,278

Sales classified by geographic area:
America, except United States	1,417,664	1,649,568	71,137	—	14,786	3,153,155
United States of America	92,030	2,084,811	921	—	3,224	2,180,986
Europe	11,405,913	2,816,463	176,848	—	71,713	14,470,937
Middle East/Africa/Oceania	1,975,843	173,358	464	—	904	2,150,569
Japan	6,971,450	1,554,414	—	—	10,120	8,535,984
China	22,810,531	1,514,493	—	—	132,277	24,457,301
Asia, except Japan and China	3,891,047	1,853,941	25,225	—	1,622	5,771,835
Brazil	5,804,597	190,526	3,834,583	1,804,496	363,277	11,997,479
Net revenue	54,369,075	11,837,574	4,109,178	1,804,496	597,923	72,718,246

Assets in September 30, 2011
Property, plant and equipment and intangible assets	66,530,803	63,121,527	18,189,346	8,644,962	5,043,796	161,530,434
Investments	2,349,421	7,132,561	—	1,169,210	3,710,028	14,361,220

(I) Period adjusted according to note 3.

(A free translation from the original in Portuguese)

28 -                           Cost of Goods Sold and Services Rendered, and Sales and Administrative Expenses by Nature, Other Operational Expenses (incomes), net

The costs of goods sold and services rendered

	Consolidated (unaudited)
	Three-month period ended			Nine-month period ended
	September 30, 2012	June 30, 2012	September 30, 2011 (I)	September 30, 2012	September 30, 2011
Personnel	1,797,164	1,770,230	1,337,988	5,039,779	3,664,956
Material	2,360,897	2,132,617	1,673,441	6,293,766	4,685,619
Fuel oil and gas	1,074,527	1,031,255	938,629	2,962,619	2,681,856
Outsourcing services	2,508,126	2,504,801	1,978,299	6,957,018	5,228,961
Energy	441,317	415,849	378,305	1,243,050	1,185,622
Acquisition of products	526,142	745,475	992,317	2,032,277	2,831,176
Depreciation and depletion	1,817,375	1,833,144	1,427,885	5,195,679	4,148,106
Others	1,839,394	1,236,921	1,387,723	4,360,429	3,979,968
Total	12,364,942	11,670,292	10,114,587	34,084,617	28,406,264

	Parent company (unaudited)
	Nine-month period ended
	September 30, 2012	September 30, 2011
Personnel	2,311,189	1,734,437
Material	2,886,608	2,436,712
Fuel oil and gas	1,778,303	1,461,639
Outsourcing services	4,455,771	3,178,294
Energy	851,169	590,504
Acquisition of products	1,146,980	1,655,293
Depreciation and depletion	1,613,735	1,244,699
Others	2,888,249	2,767,570
Total	17,932,004	15,069,148

(I) Period adjusted according to note 3.

Selling and administrative expenses

	Consolidated (unaudited)
	Three-month period ended			Nine-month period ended
	September 30, 2012	June 30, 2012	September 30, 2011 (I)	September 30, 2012	September 30, 2011
Personnel	395,962	380,181	298,559	1,132,855	795,634
Services (consulting, infrastructure and others)	238,540	231,219	205,841	663,044	467,036
Advertising and publicity	58,071	76,179	36,096	153,336	98,683
Depreciation	127,034	101,746	83,002	326,762	256,049
Travel expenses	29,003	41,851	23,056	103,720	53,184
Taxes and rents	15,302	5,571	22,059	35,050	55,230
Incentive	8,601	5,218	23,236	13,819	28,096
Others	84,354	109,643	125,929	323,282	297,290
Sales	95,975	255,117	264,302	442,102	422,491
Total	1,052,842	1,206,725	1,082,079	3,193,970	2,473,694

	Parent Company
	Nine-month period ended (unaudited)
	September 30, 2012	September 30, 2011
Personnel	700,060	521,674
Services (consulting, infrastructure and others)	343,384	303,650
Advertising and publicity	120,067	86,844
Depreciation	250,716	188,920
Travel expenses	54,627	30,033
Taxes and rents	22,425	16,410
Incentive	13,819	29,374
Others	151,646	147,147
Sales	45,181	4,597
Total	1,701,925	1,328,649

(A free translation from the original in Portuguese)

Others operational expenses (incomes), net, including research and development

	Consolidated (unaudited)
	Three-month period ended			Nine-month period ended
	September 30, 2012	June 30, 2012	September 30, 2011 (I)	September 30, 2012	September 30, 2011
Provision for loss with taxes credits (ICMS)	62,587	20,028	26,300	115,017	44,686
Provision for variable remuneration	124,952	90,455	177,017	510,799	467,388
Vale do Rio Doce Foundation - FVRD	28,602	19,004	56,382	47,606	181,356
Provision for disposal of materials/inventories	29,773	49,587	23,819	116,484	80,599
Pre operational, plant stoppages and idle capacity	739,383	637,002	608,295	1,940,513	1,377,499
Damage cost	—	127,340	—	127,340	—
Research and development	730,548	707,938	718,993	1,965,043	1,867,868
Others	1,186,354	279,972	313,956	1,728,598	876,752
Total	2,902,199	1,931,326	1,924,762	6,551,400	4,896,148

	Parent Company
	Nine-month period ended (unaudited)
	September 30, 2012	September 30, 2011
Provision for loss with taxes credits (ICMS)	111,921	5,280
Provision for variable remuneration	338,161	478,769
Vale do Rio Doce Foundation - FVRD	19,124	156,314
Provision for disposal of materials/inventories	102,551	33,307
Pre operational, plant stoppages and idle capacity	456,178	123,033
Research and development	1,063,698	978,218
Others	1,103,200	265,080
Total	3,194,833	2,040,001

(I) Period adjusted according to note 3.

29 -                           Financial result

The financial results occurred in the periods, recorded by nature and competence, are as follows:

	Consolidated (unaudited)
	Three-month period ended			Nine-month period ended
	September 30, 2012	June 30, 2012	September 30, 2011 (I)	September 30, 2012	September 30, 2011 (I)

Financial expenses
Interest	(550,093)	(639,017)	(570,777)	(1,787,347)	(1,656,281)
Labor, tax and civil contingencies	(24,360)	(23,778)	(37,216)	(109,978)	(46,145)
Derivatives	(143,495)	(919,869)	(1,364,854)	(1,071,999)	(1,533,234)
Monetary and exchange rate variation (a)	(623,488)	(3,532,943)	(4,144,076)	(4,322,828)	(4,546,723)
Stockholders’ debentures	(681,100)	(135,395)	(70,842)	(1,000,642)	(158,392)
Financial taxes	28,970	(26,620)	(3,394)	(30,062)	(9,037)
Others	(171,400)	(288,081)	(657,033)	(666,579)	(1,258,180)
	(2,164,966)	(5,565,703)	(6,848,192)	(8,989,435)	(9,207,992)
Financial income
Related parties	—	—	—	27	—
Short-term investments	85,033	35,272	247,239	169,614	791,458
Derivatives	122,649	115,469	360,550	765,823	1,491,133
Monetary and exchange rate variation (b)	19,183	74,381	300,799	838,300	1,521,901
Others	93,365	196,198	60,409	447,941	151,833
	320,230	421,320	968,997	2,221,705	3,956,325
Financial results, net	(1,844,736)	(5,144,383)	(5,879,195)	(6,767,730)	(5,251,667)

Summary of Monetary and exchange rate
Cash and cash equivalents	(11)	26	1,647	57,516	(2,886)
Loans and financing	(798,278)	(3,036,876)	(1,174,015)	(3,148,040)	(978,769)
Related parties	(13,511)	54,940	—	22,915	—
Others	207,495	(476,653)	(2,670,909)	(416,920)	(2,043,167)
Net (a + b)	(604,305)	(3,458,563)	(3,843,277)	(3,484,529)	(3,024,822)

(A free translation from the original in Portuguese)

	Parent Company
	Nine-month period ended (unaudited)
	September 30, 2012	September 30, 2011

Financial expenses
Interest	(1,752,159)	(1,633,003)
Labor, tax and civil contingencies	(101,309)	(28,547)
Derivatives	(814,376)	(246,380)
Monetary and exchange rate variation (a)	(4,308,433)	(3,952,985)
Stockholders’ debentures	(1,000,642)	(158,392)
Financial taxes	(27,462)	(3,714)
Others	(329,865)	(692,001)
	(8,334,246)	(6,715,022)
Financial income
Related parties	27	13,563
Short-term investments	119,589	596,968
Derivatives	272,928	246,491
Monetary and exchange rate variation (b)	700,695	1,059,325
Others	318,852	32,768
	1,412,091	1,949,115
Financial results, net	(6,922,155)	(4,765,907)

Summary of Monetary and exchange rate
Loans and financing	(866,258)	(794,526)
Related parties	(2,573,557)	21,191
Others	(167,923)	(2,120,325)
Net (a + b)	(3,607,738)	(2,893,660)

(I) Period adjusted according to note 3.

30 -                           Commitments

a)                                     Nickel project — New Caledonia

In regards to the construction and installation of our nickel and cobalt processing plant in New Caledonia, Vale has provided significant guarantees in respect of our financing arrangements which are outlined below.

In connection with the Girardin Act tax - advantaged lease financing arrangement sponsored by the French government, Vale provided guarantees to BNP Paribas for the benefit of the tax investors regarding certain payments due from VNC, associated with the Girardin Act lease financing. Vale also committed that assets associated with the Girardin Act lease financing would be substantially completed by December 31, 2012 and that the assets would operate for a five year period from then on and meet specified production criteria. Vale believes the likelihood of the guarantee being called upon to be remote.

Sumic Nickel Netherlands B.V. (“Sumic”), a 21% stockholder of VNC, has a put option to sell to Vale the shares they own of VNC if the defined cost of the initial nickel cobalt development project, as measured by funding provided to VNC, in natural currencies and converted to U.S. dollars at specified rates of exchange, exceeded R$9.3 billion (US$4.6 billion) and an agreement cannot be reached on how to proceed with the project. On May 27, 2010 the threshold was reached and the put option discussion and decision period was extended to July 31, 2012. In light of the delay in ramping up the project, Vale is currently finalizing an agreement with Sumic which will change the trigger on the put option from a cost threshold to a production threshold and will defer the possibility to exercise the put option into the first quarter of 2015 and will increase Vale’s ownership in VNC from 74% to 80.5% in the fourth quarter of 2012.

In addition, in the course of our operations Vale has provided letters of credit and guarantees in the amount of R$ 1.5 billion (US$745 million) that are associated with items such as environment reclamation, asset retirement obligation commitments, insurance, electricity commitments, post-retirement benefits, community service commitments and import and export duties.

(A free translation from the original in Portuguese)

b)            Participative Debentures

At the time of privatization in 1997, Vale debentures issued to existing shareholders, including the Brazilian Government. The terms of the debentures were established to ensure that the pre-privatization shareholders, participate in possible future benefits that could be obtained from the exploitation of certain mineral resources.

A total of 388,559,056 debentures were issued at a par value of R$0.01 (one cent real), whose value will be adjusted according to the variation of the General Market Price (“IGP-M”), as defined in the Indenture. In September 30, 2012 and December 31, 2011 the value of these debentures at fair value totaled R$ 3,479,601 and R$2,495,995, respectively.

The debenture holders are entitled to receive awards, payable semiannually, equivalent to a percentage of net revenues of certain mineral resources as the indenture. On October 2, 2012 (subsequent event) we paid second semester remuneration in the amount of R$ 9,089. In April 2012, compensation was paid first semester remuneration to these debentures in the amount of R$ 11,399.

c)             Operational lease

During the quarter we entered into operating lease agreements with our joint ventures Hispanobrás. The lease terms are from 3 years, renewable.

The following is a schedule by year of future minimum rental payments required under the four pellet plants operating leases (Hispanobrás, Nibrasco, Itabrasco and Kobrasco) that have initial or remaining non-cancelable lease terms in excess of one year as of September 30, 2012:

In million of R$
2012	31.986
2013	74.095
2014	43.319
2015	33.189
2016 thereafter	60.317
Total minimum payments required	242.906

The total expenses of operating leases for the three-month periods ended September 30, 2012, June 30, 2012 and September 30, 2011 was R$ 26,497, R$ 20,721 and R$ 20,721. Also the total expenses of operating leases for the nine-month periods ended September 30, 2012 and 2011 was R$ 79,492 e R$ 62,163, respectively.

d)            Concession Contracts and Sub-concession

i.              Rail companies

There was no change from the published statements for the year ended December 31, 2011.

(A free translation from the original in Portuguese)

31 -         Related parties

Transactions with related parties are made by the Company in a strictly commutative manner, observing the price and usual market conditions and therefore do not generate any undue benefit to their counterparties or loss to the Company.

In the normal course of operations, Vale contracts rights and obligations with related parties (subsidiaries, associated companies, jointly controlled entities and Stockholders), derived from operations of sale and purchase of products and services, leasing of assets, sale of raw material, so as rail transport services, with prices agreed between the parties and also mutual transactions.

The balances of these related party transactions and their effect on financial statements may be identified as follows:

	Consolidated
	Assets
	September 30, 2012 (unaudited)		December 31, 2011 (I)
	Customers	Related parties	Customers	Related parties
Baovale Mineração S.A.	9,968	9,802	9,939	3,323
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	—	20,000	—	40
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	9,307	265	330,569	265
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	733	—	649	—
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	668	—	1,070	—
Minas da Serra Geral S.A.	39	453	11	—
Mineração Rio do Norte S.A.	—	13,932	—	52
Mitsui Co.	54,508	—	—	—
MRS Logistica S.A.	16,676	131,019	15,411	75,580
Norsk Hydro ASA	—	842,612	—	867,984
Samarco Mineração S.A.	68,133	400,276	75,430	12,685
Others	69,758	283,268	104,256	97,981
Total	229,790	1,701,627	537,335	1,057,910

Current	229,790	599,872	537,335	153,738
Non-current	—	1,101,755	—	904,172
Total	229,790	1,701,627	537,335	1,057,910

	Consolidated
	Liabilities
	September 30, 2012 (unaudited)		December 31, 2011 (I)
	Suppliers	Related parties	Suppliers	Related parties
Baovale Mineração S.A.	94,763	—	37,179	—
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	131,638	45,104	9,335	—
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	14,379	—	303,165	—
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	34,155	—	—	—
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	138,496	216,863	2,475	21,201
Minas da Serra Geral	30,477	—	16,135	—
MRS Logistica S.A.	83,097	—	26,742	—
Norsk Hydro ASA	—	171,721	—	149,432
Samarco Mineração S.A	—	—	317	—
Mitsui & CO, LTD	80,047	—	68,643	—
Others	63,159	131,031	47,360	42,890
Total	670,211	564,719	511,351	213,523

Current	670,211	400,040	511,351	42,907
Non-current	—	164,679	—	170,616
Total	670,211	564,719	511,351	213,523

(I) Period adjusted according to note 3.

(A free translation from the original in Portuguese)

	Parent Company
	Assets
	September 30, 2012 (unaudited)		December 31, 2011
	Customers	Related parties	Customers	Related parties
Baovale Mineração S.A.	9,968	9,802	9,939	3,323
Biopalma da Amazônia	—	678,542	—	349,417
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	—	20,000	—	40
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	9,567	265	329,059	265
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	733	—	—	—
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	668	—	1,070	—
Companhia Portuária Baía de Sepetiba - CPBS	777	—	2,976	—
Ferrovia Centro - Atlântica S.A.	7,905	22,728	6,061	35,700
Minerações Brasileiras Reunidas S.A. - MBR	22,620	444,257	18,113	554,784
Mineracao Corumbaense Reunida S.A.	157,684	172,537	138,871	79,648
Mineração Rio do Norte S.A.	283	13,902	—	—
MRS Logistica S.A.	15,080	42,088	14,920	28,615
Salobo Metais S.A.	18,305	—	20,181	5,167
Samarco Mineração S.A.	68,133	400,276	75,430	12,685
Vale International S.A.	20,896,477	72,829	14,270,675	1,705,079
Vale Manganês S.A.	13,474	—	43,826
Vale Mina do Azul	69,911	—	134	47,270
Vale Operações Ferroviarias	75,603	—	134,910	11,308
Vale Potassio Nordeste	53,791	—	44,641
Others	137,008	267,905	137,750	173,776
Total	21,557,987	2,145,131	15,248,556	3,007,077

Current	21,557,987	1,327,660	15,248,556	2,561,308
Non-current	—	817,471	—	445,769
Total	21,557,987	2,145,131	15,248,556	3,007,077

	Parent Company
	Liabilities
	September 30, 2012 (unaudited)		December 31, 2011
	Suppliers	Related parties	Suppliers	Related parties
Baovale Mineração S.A.	94,763	—	37,179	—
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	131,638	—	9,335	—
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	14,379	—	303,165	—
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	34,155	—	—	—
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	138,496	21,201	2,475	21,201
Companhia Portuária Baía de Sepetiba - CPBS	169,892	—	58,360	—
Ferrovia Centro - Atlântica S.A.	19,756	6	18,708	6
Minerações Brasileiras Reunidas S.A. - MBR	277,468	—	44,045	155
Mineração Rio do Norte S.A.	1	—	—	—
MRS Logistica S.A.	92,550	—	36,863	—
Mitsui & CO, LTD	80,047	—	68,643	—
Vale International S.A.	4,397	36,018,385	8,452	33,581,838
Vale Mina do Azul	22,916	—	151,770	—
Vale Operações Ferroviarias	15,716	77,908	—	—
Vale Potassio Nordeste	39,821	—	36,712	—
Others	268,159	10,730	98,571	9,949
Total	1,404,154	36,128,230	874,278	33,613,149

Current	1,404,154	6,727,779	874,278	4,959,017
Non-current	—	29,400,451	—	28,654,132
Total	1,404,154	36,128,230	874,278	33,613,149

(A free translation from the original in Portuguese)

	Consolidated
	Income (unaudited)
	Three-month period ended			Nine-month period ended
	September 30, 2012	June 30, 2012	September 30, 2011 (I)	September 30, 2012	September 30, 2011 (I)
Baovale Mineração S.A.	—	—	—	—	3,434
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	—	—	—	267	—
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	22,594	186,407	324,050	472,205	916,839
Log-in S.A.	—	17	5,289	51	8,781
Mineração Rio do Norte S.A.	20	17	—	54	32
MRS Logistica S.A.	6,671	7,664	6,347	21,430	19,267
Samarco Mineração S.A.	189,647	167,834	218,121	528,448	637,036
Others	211,767	—	89,853	216,330	265,137
Total	430,699	361,939	643,660	1,238,785	1,850,526

(I) Period adjusted according to note 3.

	Consolidated
	Cost / Expense (unaudited)
	Three-month period ended			Nine-month period ended
	September 30, 2012	June 30, 2012	September 30, 2011 (I)	September 30, 2012	September 30, 2011 (I)
Baovale Mineração S.A.	10,368	10,367	9,745	31,103	29,235
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	47,941	41,349	26,985	180,154	111,113
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	66,760	234,210	254,441	491,538	966,297
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	27,168	12,745	71,293	52,832	199,564
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	86,056	21,229	67,440	141,354	206,035
Mineração Rio do Norte S.A.	—	—	—	—	29,335
Mitsui & Co Ttd	17,535	11,373	79,111	46,469	183,806
MRS Logistica S.A.	346,780	361,300	358,674	1,026,792	959,150
Others	2,600	10,497	7,237	20,794	23,641
Total	605,208	703,070	874,926	1,991,036	2,708,176

(I) Period adjusted according to note 3.

	Consolidated
	Financial (unaudited)
	Three-month period ended			Nine-month period ended
	September 30, 2012	June 30, 2012	September 30, 2011 (I)	September 30, 2012	September 30, 2011 (I)
Baovale Mineração S.A.	—	—	—	—	4,668
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	—	—	—	7	—
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	1	27,060	—	27,061	(3,694)
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	—	—	—	9	—
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	—	—	—	11	—
Samarco Mineração S.A.	(168)	228	—	—	—
Vale Austrália Pty Ltd.	—	—	(78,699)	—	(78,699)
Vale Overseas	—	—	(16,328)	—	(16,328)
Others	(42,093)	44,103	(97,759)	(9,863)	(141,908)
Total	(42,260)	71,391	(192,786)	17,225	(235,961)

(I) Period adjusted according to note 3.

	Parent Company
	Income (unaudited)
	Three-month period ended			Nine-month period ended
	September 30, 2012	June 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
ALBRAS - Alumínio Brasileiro S.A.	—	—	—	—	31,019
ALUNORTE - Alumina do Norte do Brasil S.A.	—	—	—	—	402
Baovale Mineração S.A.	—	—	—	—	3,434
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	—	—	—	267	—
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	20,763	178,576	314,490	454,554	892,208
Ferrovia Centro - Atlântica S.A.	22,575	30,159	57,787	73,660	154,437
Ferrovia Norte Sul S.A.	—	83	2,282	630	8,032
Vale Canada Limited	—	3,865	6,742	3,865	12,362
Minerações Brasileiras Reunidas S.A. - MBR	2,250	5,248	—	7,498	—
MRS Logistica S.A.	5,529	5,574	4,895	17,025	15,341
Samarco Mineração S.A.	189,642	167,752	212,637	526,726	622,588
Vale International S.A.	13,932,104	13,872,877	16,178,327	37,821,675	41,659,725
Vale Manganês S.A.	1,815	4,081	23,081	8,702	68,403
Vale Operações Ferroviárias	61,563	59,131	90,093	176,412	90,093
Vale Operações Portuárias	7,378	8,165	—	24,419	—
Vale Mina do Azul	15,408	15,771	—	42,996	—
Others	237,478	9,873	19,471	264,749	30,845
Total	14,496,505	14,361,155	16,909,805	39,423,178	43,588,889

(A free translation from the original in Portuguese)

	Parent Company
	Cost/Expense (unaudited)
	Three-month period ended			Nine-month period ended
	September 30, 2012	June 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
ALBRAS - Alumínio Brasileiro S.A.	—	—	—	—	163
ALUNORTE - Alumina do Norte do Brasil S.A.	—	—	—	—	28,217
Baovale Mineração S.A.	10,368	10,367	9,745	31,103	29,235
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	47,942	47,832	26,985	137,054	111,113
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	66,760	234,210	254,441	491,538	966,297
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	27,168	12,745	71,293	52,832	199,564
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	86,056	21,229	67,440	141,354	206,035
Companhia Portuária Baia de Sepetiba - CPBS	112,967	107,921	80,653	298,387	235,503
Ferrovia Centro - Atlântica S.A.	25,281	18,014	40,340	61,135	71,867
Vale Canada Limited	—	—	—	—	1,388
Mitsui & Co Ltd	17,535	11,373	79,111	46,469	183,806
MRS Logistica S.A.	342,378	358,680	355,237	1,017,184	952,035
Vale Energia S.A.	111,512	103,132	46,298	278,471	109,280
Vale Mina do Azul S.A.	905	13,797	—	21,083	—
Vale Colombia Holdings	—	—	—	11,918	—
Minerações Brasileiras Reunidas S.A. - MBR	185,168	190,825	—	555,678	—
Others	5,621	18,041	90,630	28,888	255,341
Total	1,039,661	1,148,166	1,122,173	3,173,094	3,349,844

	Parent Company
	Financial (unaudited)
	Three-month period ended			Nine-month period ended
	September 30, 2012	June 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
ALUNORTE - Alumina do Norte do Brasil S.A.	—	—	—	—	4,668
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	—	27,060	—	27,060	(3,694)
Companhia Portuária Baia de Sepetiba - CPBS	—	—	—	—	3
Ferrovia Centro - Atlântica S.A.	580	(5,201)	13,572	(4,319)	(12,410)
Vale Canada Limited	1,496	1,330	20,575	2,826	(4,341)
Samarco Mineração S.A.	(104)	168	—	64	—
Vale International S.A.	(289,641)	(342,002)	(161,424)	(881,964)	(578,591)
Sociedad Contractual Minera Tres Valles	799	1,520	4,458	1,913	—
Mineração Corumbaense Reunida S.A.	—	—	6,607	—	—
Minerações Brasileiras Reunidas S.A. - MBR	—	4,945	—	4,945	—
Biopalma da Amazonia S.A.	11,966	62,848	—	79,126	—
Vale Overseas	—	—	—	—	25,109
Others	1,637	(559)	14,236	912	(1,397)
Total	(273,267)	(249,891)	(101,976)	(769,437)	(570,653)

Additionally we have loans payable to Banco Nacional de Desenvolvimento Social and BNDES Participações S.A in the amounts of R$ 6,956,836 and R$ 1,713,767 respectively, accruing interest at market rates, which fall due through 2029. The operations generated interest expenses of R$ 64,076 and R$ 28,572. We also maintain cash equivalent balances with Banco Bradesco S.A. in the amount of R$ 66,145 in September 30, 2012. The effect of these operations in results of the period was R$ 1,104.

Remuneration of key management personnel:

	(unaudited)
	Three-month period ended			Nine-month period ended
	September 30, 2012	June 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Short-term benefits:	14,763	11,102	7,252	58,980	108,406
Wages or pro-labor	5,288	5,544	4,613	14,777	18,660
Direct and indirect benefits	4,529	4,441	2,639	18,560	40,338
Bonus	4,946	1,117	—	25,643	49,408

Long-term benefits:
Based on stock	4,016	3,730	—	20,790	28,863
	4,016	3,730	—	20,790	28,863
Termination of position	3,099	6,143	3,045	15,276	64,666
	21,878	20,976	10,298	95,046	201,935

(A free translation from the original in Portuguese)

32 -      Board of Directors, Fiscal Council, Advisory committees and Executive Officers

Board of Directors	Governance and Sustainability Committee
Gilmar Dalilo Cezar Wanderley
Dan Antônio Marinho Conrado	Renato da Cruz Gomes
Chairman	Ricardo Simonsen

Mário da Silveira Teixeira Júnior	Fiscal Council
Vice-President
Marcelo Amaral Moraes
Fuminobu Kawashima	Chairman
José Mauro Mettrau Carneiro da Cunha
Luciano Galvão Coutinho	Aníbal Moreira dos Santos
Marcel Juviniano Barros	Antonio Henrique Pinheiro Silveira
Nelson Henrique Barbosa Filho	Arnaldo José Vollet
Oscar Augusto de Camargo Filho
Paulo Soares de Souza	Alternate
Renato da Cruz Gomes	Cícero da Silva
Robson Rocha	Oswaldo Mário Pêgo de Amorim Azevedo
Paulo Fontoura Valle
Alternate

Deli Soares Pereira	Executive Officers
Eduardo de Oliveira Rodrigues Filho
Eustáquio Wagner Guimarães Gomes	Murilo Pinto de Oliveira Ferreira
Hajime Tonoki	President & CEO
Luiz Carlos de Freitas
Luiz Maurício Leuzinger	Vânia Lucia Chaves Somavilla
Marco Geovanne Tobias da Silva	Executive Director, HR, Health & Safety, Sustainability and Energy
Paulo Sergio Moreira da Fonseca
Raimundo Nonato Alves Amorim	Luciano Siani Pires
Sandro Kohler Marcondes	Chief Financial Officer

Advisory Committees of the Board of Directors	Roger Allan Downey
Executive Director, Fertilizers and Coal
Controlling Committee
Luiz Carlos de Freitas	José Carlos Martins
Paulo Ricardo Ultra Soares	Executive Director, Ferrous and Strategy
Paulo Roberto Ferreira de Medeiros
Galib Abrahão Chaim
Executive Development Committee	Executive Director, Capital Projects Implementation
José Ricardo Sasseron
Luiz Maurício Leuzinger	Humberto Ramos de Freitas
Oscar Augusto de Camargo Filho	Executive Director, Logistics and Mineral Research

Strategic Committee	Gerd Peter Poppinga
Murilo Pinto de Oliveira Ferreira	Executive Director, Base Metals and IT
Dan Antônio Marinho Conrado
Luciano Galvão Coutinho
Mário da Silveira Teixeira Júnior	Marcus Vinicius Dias Severini
Oscar Augusto de Camargo Filho	Chief Officer of Accounting and Control Department

Finance Committee	Vera Lucia de Almeida Pereira Elias
Luciano Siani Pires	Chief Accountant
Eduardo de Oliveira Rodrigues Filho	CRC-RJ - 043059/O-8
Luciana Freitas Rodrigues
Luiz Maurício Leuzinger

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Roberto Castello Branco
Date: , 2012		Roberto Castello Branco
Director of Investor Relations